                                                       Registration No. 33-62674



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                         POST-EFFECTIVE AMENDMENT NO. 4

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     under
                           the Securities Act of 1933

                 ----------------------------------------------


                   Great Northern Insured Annuity Corporation
             (Exact name of registrant as specified in its charter)

        Washington                       91-1127115                         6312
        ----------                       ----------                         ----
(State or other jurisdiction of       (I.R.S. Employer       (Primary Standard Induxtrial
incorporation or organization)      Identification Number)    Classification Code Number)

                          Two Union Square, Suite 5600
                         Seattle, Washington 98111-0490
                                 (206) 625-1755
         (Address and telephone number of Principal Executive Offices)

                      -----------------------------------

                J. NEIL McMURDIE, ESQ.                                           Copy to:
       Associate Counsel and Assistant Vice President                       J. SUMNER JONES, ESQ.
        Great Northern Insured  Annuity Corporation                         Jones & Blouch L.L.P.
            Two Union Square, Suite  5600                             1025 Thomas Jefferson Street, NW
           Seattle, Washington 98111-0490                                      Suite 405 West
                   206-625-1755                                             Washington, DC 20037
(Name, address and telephone number of agent for service)

                   GREAT NORTHERN INSURED ANNUITY CORPORATION

                             CROSS REFERENCE SHEET
                    Pursuant to Regulation S-K, Item 501(b)

Form S-1
Item No.         Form S-1 Caption                                            Location in the Prospectus
--------         ----------------                                            --------------------------
   1.       Forepart of the Registration Statement and                Outside Front Cover Page
            Outside Front Cover Page of Prospectus.

   2.       Inside Front and Outside Back Cover Pages                 Table of Contents Summary
            of Prospectus.

   3.       Summary Information, Risk Factors and                     Outside Front Cover Page;
            Ratio of Earnings to Fixed Charges.                       Special Terms; Summary

   4.       Use of Proceeds.                                          Investments Supporting the Fixed
                                                                      Guarantee Periods

   5.       Determination of Offering Price.                          Not Applicable

   6.       Dilution.                                                 Not Applicable

   7.       Selling Security Holders.                                 Not Applicable

   8.       Plan of Distribution.                                     Distribution of Contracts

   9.       Description of Securities to be Registered.               Summary; Description of the Contract

   10.      Interests of Named Experts and Counsel.                   Legal Matters

   11.      Information with Respect to the Registrant.               Great Northern Insured Annuity
                                                                      Corporation; Federal Tax Matters; More
                                                                      Information About GNA; Executive
                                                                      Officers and Directors; Legal Proceedings

   12.      Disclosure of Commission Position on                      Not Applicable
            Indemnification for Securities Act Liabilities.

                             GREAT NORTHERN INSURED
                              ANNUITY CORPORATION
                         Two Union Square, P.O. Box 490
                         Seattle, Washington 98111-0490
                                 (206) 625-1755

                         Group and Individual Modified
                          Guaranteed Annuity Contracts

                         with Guaranteed Interest Rates
                      for Periods of from One to Ten Years

  The Contract described in this Prospectus is designed to provide annuity payments in connection with retirement plans that do not qualify for special federal income tax treatment under the Internal Revenue Code or certain plans that qualify for special income tax treatment, such as Individual Retirement Accounts or Annuities or Tax-Sheltered Annuities.

  In most states the Contract offered by this Prospectus is a group Contract. The group Contract may be issued to a broker-dealer or other financial institution for a group consisting of clients of the broker-dealer or financial institution. The Contract may also be issued to any other organized group acceptable to us, including a trust established for account holders of a broker-
dealer or other financial institution.   In certain states where the group
Contract is not approved for sale, an individual Contract may be available.


  The Contract permits Participants under the Contract to make a single premium payments to be accumulated at a guaranteed rate or rates of interest depending upon the Guarantee Period or Periods selected by the Participant. A certificate of participation will be issued for each single premium. Guarantee Periods range from one to ten years. At the end of any Guarantee Period the accumulated value is reinvested for one or more new Guarantee Periods at the current interest rates then offered by us.

  A withdrawal made prior to the end of a Guarantee Period will be subject to a market value adjustment, which could have the effect of either increasing or decreasing the Participant's values, and may be subject to a withdrawal charge. (See "Market Value Adjustment" and "Withdrawal Charge" under "Description of the Contracts.")

  THESE SECURITIES ARE NOT DEPOSITS WITH, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR ANY AFFILIATE THEREOF, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT ANGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is May 1, 1996.

                               TABLE OF CONTENTS

Table of Contents...........................................................
Definitions.................................................................
Summary of the Contract.....................................................
Great Northern Insured Annuity Corporation..................................
Description of the Contracts................................................
  General...................................................................
  Premiums..................................................................
  Selecting the Guarantee Period............................................
  Sub-Account and Annuity Values............................................
  Sub-Account Transfers.....................................................
  Fixing Guaranteed Interest Rates..........................................
  Withdrawals...............................................................
  Market Value Adjustment...................................................
  Withdrawal Charge.........................................................
  First Withdrawal During Certificate Year..................................
  Payment on Death..........................................................
  Annuity Provisions........................................................
  Other Provisions..........................................................
Investments Supporting the Contracts........................................
Distribution of the Contracts...............................................
Federal Income Taxes........................................................
More Information About GNA..................................................
  History and Business......................................................
  Selected Financial Data...................................................
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations............................................................
  Reserves..................................................................
  Investments...............................................................
  Competition...............................................................
  Government Regulation.....................................................
  Recent Financial Accounting Standards Board Pronouncements................
Executive Officers and Directors............................................
  Executive Compensation....................................................
Legal Proceedings...........................................................
Legal Matters...............................................................
Experts.....................................................................
Registration Statement......................................................
Appendix....................................................................
Financial Statements........................................................

  No person has been authorized to give any information or to make any representation other than that contained in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer of, or solicitation of an offer to acquire, any Contracts or interests therein offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

  Each participant will be furnished at least once each year prior to his or her Annuity Date a statement showing his or her Annuity Value, Sub-Account Values and current interest rates. The statement will not include financial statements.

                                  DEFINITIONS

  Annuity Value--The sum of all Sub-Account Values.

  Annuitant--The person whose age determines the Annuity Date and upon whose continuation of life annuity payments may depend. The Participant is the Annuitant unless another person is named.

  Annuity Date--The date on which annuity payments are to start.

  Annuity--A series of predetermined periodic payments.

  Beneficiary--The person to whom payment is to be made on the death of the Participant (or other appropriate individual).

  Certificate*--Under a group Contract, an individual certificate of participation issued by GNA to each Participant as evidence of his or her rights and benefits under the Contract.

  Certificate Anniversary*--Each anniversary of the Effective Date.

  Certificate Year*--The year starting on the Certificate date or a Certificate Anniversary and ending on the day just prior to the next Certificate Anniversary.

  Contract--The group or individual contract offered by this Prospectus.

  Effective Date--The date on which a premium is credited by GNA as set forth on the Certificate.

  Guarantee Period--The period of years for which a rate of interest is guaranteed to be credited to a Sub-Account.

  Net Annuity Value--The sum of all Net Sub-Account Values.

  Net Sub-Account Value--The Sub-Account Value after adjustment for any current market value adjustment and withdrawal charge.

  Nonqualified Certificate*--A Certificate issued in connection with a Nonqualified Plan.

  Nonqualified Plan--A retirement plan not eligible for favorable tax treatment under Section 401, 403, 408 or 457 of the Internal Revenue Code.

  Participant*--The individual participating under the Contract to whom a Certificate has been issued.

  Qualified Certificate*--A Certificate issued in connection with a retirement plan that receives favorable tax treatment under Section 403(b) or 408 of the Internal Revenue Code.

  Qualified Plan--A retirement plan that receives favorable tax treatment under
Section 401, 403, 408 or 457 of the Internal Revenue Code.

  Sub-Account--An account maintained for a Participant corresponding to a specified interest rate and Guarantee Period selected by the Participant.

  Sub-Account Value--An amount equal to that part of a single premium allocated by a Participant to a Sub-Account, or any reinvestment in a Sub-Account, less any applicable premium tax previously deducted, plus credited interest, and minus any prior withdrawals.

*In the case of an individual Contract, unless the context otherwise requires, the words "Certificate," "Certificate Anniversary," "Certificate Year," "Nonqualified Certificate" and "Qualified Certificate" mean respectively "Contract," "Contract Anniversary," "Contract Year," "Nonqualified Contract" and "Qualified Contract," and the word "Participant" means "Owner."

                            SUMMARY OF THE CONTRACT

  "You" refers to the Participant under a group Contract and the Owner of an individual Contract. The Participant is entitled (unless otherwise provided) to exercise all rights summarized in a certificate of participation ("Certificate") issued under the group Contract. "We," "us," "GNA" or the "Company" refers to Great Northern Insured Annuity Corporation.

The Contract

  This Prospectus describes the Group and Individual Modified Guaranteed Annuity Contract ("Contract") issued by GNA. The group Contract may be purchased by any employer, entity or other organized group acceptable to us. The group Contract is an allocated contract, which means that specific accounts are maintained for each Participant. Under a group Contract, a Certificate is issued to each Participant summarizing his or her rights and benefits under the
Contract.   In states where the group Contract is not approved for sale and an individual Contract is available, the individual Contract may be purchased by any person or entity acceptable to us.

  The Contract may be issued pursuant to nonqualified retirement plans or plans qualifying for special tax treatment, such as Individual Retirement Annuities or Accounts or Tax-Sheltered Annuities. Certificates may be issued to trustees of trusts established for other Qualified Plans.

The Sub-Accounts

  One or more Sub-Accounts are maintained for each Participant. A Sub-Account is established for each specified interest rate and Guarantee Period. A Guarantee Period is the period of years for which a rate of interest is guaranteed. Currently, you may select Guarantee Periods from one to ten years. We may, at our discretion, offer additional Guarantee Periods.

  At the end of a Guarantee Period, your Sub-Account Value for that Guarantee Period will be transferred to one or more Sub-Accounts that you specify, except that you may not select (i) a Sub-Account with a Guarantee Period that would end after the Annuity Date and (ii) if you are, or a non-spouse Joint Participant (or, if you are not a living person, any Annuitant) is, age 87 or older, a Sub-Account with a Guarantee Period longer than 3 years. If we receive no notice from you, the Sub-Account Value will be automatically transferred to a Sub-Account with a one-year Guarantee Period, unless you have previously elected either (i) to have the Sub-Account Value automatically transferred to a Sub-Account with the longest Guarantee Period in which you have Sub-Account Values currently invested or (ii) to have the Sub-Account Value automatically transferred to a Sub-Account with the same Guarantee Period as the Sub-Account from which the transfer is made, provided that in either case the Guarantee Period ends before your Annuity Date.

Premiums

  One Certificate will be issued for each single premium payment you make under the Contract. The minimum single premium is $5,000. The minimum allocation to a Sub-Account is $2,000.

Charges

  We make no deductions from your single premium except for premium taxes (where applicable). The only charge we make is a withdrawal charge in the event you withdraw all or a portion of the Annuity Value during the first seven Certificate Years. After the first Certificate Year, that part of the first withdrawal you make during any Certificate Year that does not exceed the interest credited during the previous Certificate Year to the Sub-Accounts from which the withdrawal is to be made may be withdrawn free of any withdrawal charge or market value adjustment (described below) unless you elect otherwise. Where applicable, the withdrawal charge is a percent of the amount subject to the withdrawal charge, which percent is dependent upon the Certificate Year during which the withdrawal takes place. For withdrawals made during the first Certificate Year, the applicable percent is 7%. Each year thereafter the withdrawal charge reduces one percent, so that after the seventh Certificate Year no withdrawal charge applies.

  Premium taxes, if any, will be deducted at the Annuity Date unless applicable state law requires that they be paid upon issuance of a Certificate. (In those states, we may postpone deduction of the premium taxes until withdrawal, surrender, death or annuitization.)

Market Value Adjustment

  A market value adjustment is applied to any withdrawal made from a Sub-Account prior to the end of its Guarantee Period. It will also be applied at the Annuity Date with respect to any Sub-Account having a Guarantee Period not ending on the Annuity Date unless (i) the combined market value adjustments of all affected Sub-Accounts would reduce your Annuity Value and (ii) annuity payments will be made for at least ten years or a life annuity option has been chosen. The adjustment may be positive or negative.

  Because of the market value adjustment provision of the Contract, you bear the investment risk that the guaranteed interest rates we offer at the time you make a withdrawal or start receiving annuity payments may be higher than the guaranteed interest rate of the Sub-Account to which the market value adjustment is applied with the result that the amount you receive may be substantially reduced.

Annuity Payments

  Annuity payments will start on the Annuity Date. You may select the Annuity Date. If you do not select the Annuity Date, it will be the first day of the calendar month immediately following the later of (i) the certificate anniversary immediately after the Annuitant's 85th birthday or (ii) ten years after the effective date of the Certificate. You may also select an annuity payment option. If you do not, the annuity option will be a life annuity with a 10-year guarantee. You may change your selections at any time at least thirty
(30) days prior to the Annuity Date.

  On the Annuity Date your Net Annuity Value (without assessment of a withdrawal charge) is applied at our annuity rates to determine the amount of each annuity payment. In determining the Net Annuity Value, a market value adjustment may be applied. If your Net Annuity Value at the Annuity Date is less than $2500, we may pay your Net Annuity Value in a lump sum in lieu of annuity payments. For tax consequences of a lump sum payment, see "Federal Tax Considerations" on page 16. If any annuity payment would be less than $100, we may change the frequency of payments to intervals that will result in payments of at least $100.

Payment on Death

  If the Participant or non-spouse Joint Participant dies prior to the Annuity Date, we will pay to the beneficiary the greater of the Annuity Value or the Net Annuity Value on the date of payment. In determining the Net Annuity Value, no withdrawal charge will be deducted.

  On the death of the Annuitant after the Annuity Date, any guaranteed amounts remaining unpaid will be paid to the beneficiary pursuant to the same method of distribution in force at the date of death.

Withdrawals

  You may withdraw all or a portion of your Net Annuity Value prior to the earlier of the Annuity Date or the death of any person whose death causes the payment of a death benefit. For partial withdrawals, the Sub-Account Value of each remaining Sub-Account, after adjustment for the withdrawal, must be at least $1,000, and the remaining Annuity Value must be at least $2,500. Withdrawals from Tax-Sheltered Annuities are restricted. (See "Qualified Plans" on page 18.) Withdrawals may be subject to a 10% penalty tax under the Internal Revenue Code. (See "Federal Tax Considerations" on page 16.)

Free Look Right

  You may cancel your Certificate within the time period set forth thereon following your receipt of the Certificate by returning or mailing it to us or our agent along with a written cancellation request. We will refund your premium from our home office within ten (10) days of our receipt of the Certificate, and your rights under the

Contract will be void from the beginning. We reserve the right to reject an application from any person who, in connection with a prior application, previously exercised his or her free look right.

                   GREAT NORTHERN INSURED ANNUITY CORPORATION

  We are a stock life insurance company organized under the laws of the State of Washington in 1980. We are a wholly owned subsidiary of GE Capital Assurance Company ("GE Capital Assurance"), a wholly owned subsidiary of GNA Corporation which in turn is a wholly owned subsidiary of General Electric Capital Corporation ("GE Capital"). Detailed information concerning us is set forth below under the caption "More Information About GNA."

  All communications concerning the Contracts and Certificates should be addressed to our home office at the address shown on the front cover of this Prospectus.

                          DESCRIPTION OF THE CONTRACTS

General

  In most states the Contract offered by this Prospectus is a group Contract. The group Contract is an allocated contract pursuant to which specific accounts are maintained for each Participant. The group Contract may be issued to a broker-dealer or other financial institution for a group consisting of clients of the broker-dealer or financial institution. The Contract may also be issued to any other organized group acceptable to us, including a trust established for
account holders of a broker-dealer or other financial institution.   In certain
states where the group Contract is not approved for sale, an individual Contract may be available.

The Contract may be issued in connection with either Nonqualified Plans or certain Qualified Plans. Qualified Plans are limited to Individual Retirement Annuities or Accounts and Tax-Sheltered Annuities, although interests under Nonqualified Contracts may be sold to trustees of trusts established for other Qualified Plans. At the present time, GNA will issue a Tax Sheltered Annuity only when the funds are directly transferred from an existing Tax Sheltered Annuity.

  A person, or in the case of a group Contract an eligible member of a group to which a Contract has been issued, may become a Participant by completing an application and forwarding payment of a single premium to us. The application is subject to our acceptance. The rights and benefits of a Participant under a Contract are summarized in a Certificate issued to the Participant. Provisions of the Contract are controlling. All rights and benefits of a Participant under a group Contract may be exercised without the consent of the Contract holder. Provisions of any plan in connection with which a Contract has been issued may restrict a person's eligibility to purchase or participate under the Contract, the minimum or maximum amount of the single premium, and the Participant's ability to exercise the rights and/or receive the benefits provided under the Contract. In the case of a group Contract, we reserve the right to terminate a Contract as to eligible members of the group not accepted as Participants at the time of termination.

Premiums

  One Certificate will be issued for each single premium you pay under the Contract. The effective date of your coverage will be the date we receive the premium, except that any premium we receive after 2:00 p.m. or on weekends may be credited on the following business day. The single premium must be at least $5,000. Your premium will be allocated to one or more Sub-Accounts in accordance with your selection. The minimum allocation to a Sub-Account is $2,000. We will confirm our receipt of your payment and the Sub-Accounts established for your payment.

Selecting the Guarantee Period(s)

  You may select the Guarantee Periods for your single premium or portion thereof. We currently offer Guarantee Periods ranging from one to ten years. We may, at our own discretion, offer additional Guarantee Periods. Generally, the longer the Guarantee Period, the higher the interest rate will be, but this will not always be the case. We will establish a Sub-Account corresponding to each specified interest rate and Guarantee Period. Once you have made a selection, it cannot be changed. You cannot transfer amounts from one Sub-Account to another prior to the end of the Guarantee Period. You may, however, withdraw the value of a Sub-Account subject to the restrictions described below and a market value adjustment and a withdrawal charge. Withdrawals may be subject to a 10% penalty tax under the Internal Revenue Code.

Sub-Account and Annuity Values

  Your Annuity Value is the sum of all of your Sub-Account Values. Each Sub-Account Value is equal to the amount you allocated to the Sub-Account (either as part of your single premium or as part of the reinvestment of a Sub-Account Value at the end of its Guarantee Period), less any applicable premium tax previously deducted, plus interest credited at the guaranteed rate, and minus any prior withdrawals. Premium taxes imposed by states and local jurisdictions currently range from 0% to 3.5% depending on the tax treatment of the Contract.

  We quote a guaranteed interest rate for each Sub-Account. The guaranteed interest rate will be credited to the Sub-Account daily beginning the date we issue the Certificate. Interest will be credited on a daily basis, using a 365-day year. (No interest will be credited for February 29.)

Sub-Account Transfers

  You may select one or more new Guarantee Periods for the transfer of a Sub-Account Value at the end of a Guarantee Period. You may not select a Guarantee Period that would end after the Annuity Date. In addition, once you are, or a non-spouse Joint Participant (or, if you are not a living person, any Annuitant) is, age 87 or older, you may not select a Guarantee Period longer than three (3) years. We will notify you of your right to make the selection at least thirty
(30) days prior to the end of the Guarantee Period. Interest rates for transfers are guaranteed to be the same as the initial guaranteed interest rates offered for new Certificates, but there is no guaranteed minimum interest rate. Prior to the end of the current Guarantee Period, you must advise us of the new Sub-Accounts to which the Sub-Account Value is to be transferred. The minimum transfer to any one Sub-Account is the lesser of $2,000 or the total Sub-Account Value at the time of transfer. If timely instructions are not received, we will transfer the Sub-Account Value to a Sub-Account with a one-year Guarantee Period, unless you have elected the Maximum Selected Guarantee Period Option or the Current Guarantee Period Option.

  If the Maximum Selected Guarantee Period Option has been elected, we will transfer the Sub-Account Value, absent instructions from you, to a Sub-Account with the longest Guarantee Period in which you have Sub-Account Values currently invested, provided the Guarantee Period ends before your Annuity Date. The Maximum Selected Guarantee Period Option may be elected at any time prior to the end of a Guarantee Period.

  If the Current Guarantee Period Option has been elected, we will reinvest the Sub-Account Value, absent instructions from you, for the same Guarantee Period in which that Sub-Account is currently invested, provided the Guarantee Period ends before your Annuity Date. The Current Guarantee Period Option may be elected at any time prior to the end of a Guarantee Period.

Fixing Guaranteed Interest Rates

  Our determination of the guaranteed interest rates for the different Guarantee Periods will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the premiums we receive under the Contracts. See "Investments Supporting the Contracts" on page 14. We will also consider other factors in determining the guaranteed rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We may from time to time, at our sole discretion, declare bonus interest rates for one or more Guarantee Periods. Any such bonus rate may have a duration less than the Guarantee Period and will not be considered when determining any market value adjustment. Our management will make the final determination of the guaranteed rates we declare. We cannot predict or guarantee the level of future guaranteed rates.

Withdrawals

  You may withdraw all or a portion of your Net Annuity Value upon notice to us received prior to the earlier of the Annuity Date or the death of any person whose death causes the payment of a death benefit. The Net Annuity

Value is the sum of all Net Sub-Account Values, and a Net Sub-Account Value is the Sub-Account Value after adjustment for any current market value adjustment and withdrawal charge. Such values may reflect a deduction for any applicable premium tax that may be payable. For a full withdrawal, we may require surrender of your Certificate. Under Tax-Sheltered Annuities, withdrawals attributable to contributions made pursuant to a salary reduction agreement may be made only after you reach age 59 1/2 or in other limited circumstances. See "Qualified Plans" under "Federal Income Taxes" on page 18.

  For partial withdrawals, the Net Sub-Account Value remaining after the withdrawal must be at least $1,000, and the remaining Annuity Value must be at least $2,500. Otherwise, the partial withdrawal will not be permitted. You must specify the Sub-Accounts from which the withdrawal is to be made. Any market value adjustment will be made to, and any withdrawal charge will be deducted from, the amount withdrawn from each Sub-Account.

Market Value Adjustment

  Whenever you make a withdrawal from a Sub-Account, other than one made at the end of its Guarantee Period, a market value adjustment will be made based on the amount withdrawn (excluding any free withdrawal amount as described below).

  A market value adjustment will also be made at the Annuity Date with respect to any Sub-Account having a Guarantee Period not ending on the Annuity Date unless the (i) the combined market value adjustments of all affected Sub-Accounts would reduce your Annuity Value and (ii) annuity payments will be made for at least ten years or a life annuity option has been chosen. Thus, if at the Annuity Date a market value adjustment, when applied to all Sub-Accounts, would increase your Annuity Value, it will be made with the result that the amount of the annuity payments payable to you will be increased. If the market value adjustment would reduce your Annuity Value, it will be made only if you elect an annuity option providing for payments of less than ten years and not involving a life contingency. Moreover, no negative market value adjustment is made in the event of a death which triggers payment of a death benefit.

  Because of the market value adjustment provision of the Contract, you bear the investment risk that the guaranteed interest rates we offer at the time you make a withdrawal or start receiving annuity payments may be higher than the guaranteed interest rate of the Sub-Account to which the market value adjustment is applied with the result that the amount you receive may be substantially reduced.

  The market value adjustment we make will depend on the remaining time in the Guarantee Period of the Sub-Account from which the withdrawal is made or to which the adjustment is being applied and on the change in the guaranteed interest rates offered by us that has occurred since establishment of the Sub-Account. The market value adjustment may be either positive or negative, depending on the relationship of (1) the current guaranteed interest rate for a period equal to the time remaining in the Sub-Account, which rate is interpolated (on a straight line basis) from the rates currently offered by us for Sub-Accounts with Guarantee Periods closest to such period, to (2) the guaranteed interest rate for the Sub-Account. If the current guaranteed interest rate of (1) above is lower than the guaranteed rate of (2), there will be a positive market value adjustment; if (1) is higher than (2), there will be a negative market value adjustment. If the adjustment is positive, the additional amount added to your withdrawal will be provided by us. If negative, the amount deducted from your withdrawal will be retained by us for our own benefit.

  The amount of the market value adjustment is based on the relationship of the guaranteed interest rates currently offered by us to the guaranteed interest rate credited to the affected Sub-Account. If the remaining period of time in the Guarantee Period is a whole number of years, we use the guaranteed interest rate currently offered by us for a Guarantee Period equal to the number of remaining years. If the remaining period of time in the Guarantee Period is not a whole number of years, we derive an interest rate from the guaranteed interest rates currently offered for the Guarantee Periods nearest the remaining period of time. This derivation is by straight-line interpolation, except where the remaining period of time is less than one year in which case we use the current guaranteed rate for a Guarantee Period of one year. If, for example, the remaining period is 5.20 years, the interpolated guaranteed interest rate we will use is equal to the sum of four-fifths of the five year rate and one-fifth of the six year rate. If the five year rate were 5.25% and the six year rate were 5.50%, the interpolated rate would be 5.30%, 5.25% times .80 plus 5.50% times .20.

  The amount of the market value adjustment is determined from the following formula:


                                       1+B  n/365
                          A   X    [(  --- )        ]
                                       1+C        -1


where "A" is the total amount withdrawn from the Sub-Account (excluding any free withdrawal amount), "B" is the guaranteed interest rate (expressed as a decimal) for the Sub-Account, "C" is the guaranteed interest rate that we are now offering for a Sub-Account with a Guarantee Period of a duration of years equal to "n"/365 or that is interpolated for "n"/365 based on the guaranteed interest rates we are now offering for Sub-Accounts nearest "n"/365, and "n" is the remaining number of days in the Guarantee Period of the Sub-Account from which the withdrawal is made or to which the adjustment is applied.

  For example, assume that a full withdrawal of the Sub-Account Value of $10,000 is made from a Sub-Account with 1,898 days (5.20 years) remaining in an initial Guarantee Period of ten years and a guaranteed interest rate of 5%. Assume also that the guaranteed interest rates currently offered for Guarantee Periods of 5 and 6 years are 5.25% and 5.50%, respectively. Finally, assume that no free withdrawal amount is available. "C" is equal to 5.30%, the sum of 5.25% times
 .80 and 5.50% times .20. The market value adjustment, if applicable, is:



                                 1.050  5.20
            $10,000     X    [(  ----- )      ]  =  $ -147.26
                                 1.053    -1


Since this figure is a negative number, it is subtracted from the amount withdrawn, resulting in a net payment (assuming no withdrawal charge) of $9,852.74 ($10,000--$147.26). If "C" had been 4.70%, instead of 5.30%, the market value adjustment would have been +$149.90, which would have been added to the amount withdrawn, resulting in a net payment of $10,149.90.

  The greater the difference in interest rates, the greater the effect of the market value adjustment. If in the above example "C" had been 6%, 7% and 8%, the market value adjustment would have been -$480.94, -$934.56 and -$1,362.64, respectively. The market value adjustment is also affected by the remaining period in the Guarantee Period of the Sub-Account from which the withdrawal is made, which is "n" in the formula. Thus, if in the first example above (C = 5.30%) "n"/365 were 3.5 or 1.5, the market value adjustment would be -$99.36 or -$42.70, respectively. Tables showing the impact of the market value adjustment and withdrawal charge on hypothetical full withdrawals are set forth in the Appendix.

Withdrawal Charge

  Except for certain free withdrawals described below, there is a withdrawal charge if you make a withdrawal of all or any part of the Net Annuity Value at any time during the first seven Certificate Years. The withdrawal charge is equal to a percentage of the total amount withdrawn (excluding any free withdrawal amount), depending upon the Certificate Year during which the withdrawal takes place. For withdrawals made during the first Certificate Year, the applicable percent is 7%. Each year thereafter the withdrawal charge reduces one percent, so that after the seventh Certificate Year no withdrawal charge applies. The withdrawal charge will be deducted from the total amount withdrawn from each Sub-Account from which the withdrawal is made, excluding any free withdrawal amount. Withdrawal charges do not apply to annuity payments or any payment of the death benefit (See "Payment on Death" below), nor to the "First Withdrawal" described in the following section ("First Withdrawal during Certificate Year").

  The withdrawal charge is computed without regard to the application of any market value adjustment to the amount withdrawn, so that in the event of a negative market value adjustment, the charge will be determined on the basis of the full amount withdrawn, including the amount payable to us as a result of the market value adjustment. Conversely, in the event of a positive market value adjustment, the charge will not be assessed against the increased amount we pay to the Participant because of the market value adjustment.

  The application of the withdrawal charge may be illustrated by the following example. (It may be less if a free withdrawal pursuant to the First Withdrawal feature is available.) Assume a Participant wishes to make a partial withdrawal that will result in a net payment to him or her of $6,000, such withdrawal to be made from two Sub-Accounts, one with a Guarantee Period of ten years, the other with a Guarantee Period of seven years, and each having a Sub-Account Value of $5,000. Assume further that the Participant directs that the partial withdrawal be taken from the Sub-Account having the ten-year Guarantee Period to the maximum extent possible and the remainder taken from the Sub-Account having the seven year Guarantee Period. Assume also that the market value adjustment applied to the ten-year Guarantee Period operates to reduce its value by 20% and that the adjustment applied to the seven-year Guarantee Period operates to reduce its value by 15%. Finally, assume that the withdrawal is made in the third Certificate Year, so that the applicable percentage charge is 5% of the amount withdrawn. The net amount available to the Participant from the Sub-Account with the ten-year Guarantee Period is $3,750, because of a negative market value adjustment of $1,000 (20% of $5,000) and a withdrawal charge of $250 (5% of $5,000). The remaining portion of the amount requested, $2,250, is taken from the Sub-Account with the seven-year Guarantee Period, the amount withdrawn being the amount necessary to generate a net payment of $2,250 after application of the market value adjustment and the withdrawal charge. This amount--$2,812.50 --is reduced by a negative market value adjustment of $421.88 (15% of $2,812.50) and a withdrawal charge of $140.62 (5% of $2,812.50) to provide the net payment of $2,250.

  From time to time we may agree in writing to reduce the amount of the withdrawal charge, the period during which it applies, or both, when Certificates are sold to individuals, entities or groups of individuals in a manner that reduces our sales expenses. We would consider such factors as (a) the size and type of group, (b) the amount of the single premium, and/or (c) other transactions where sales expenses are reduced.

First Withdrawal During Certificate Year

  After the first Certificate Year, a portion of your first withdrawal in each Certificate Year might not be subject to a withdrawal charge or a market value adjustment. The amount of that first withdrawal taken from a Sub-Account will be free of a withdrawal charge or market value adjustment to the extent it does not exceed the interest credited to that Sub-Account during the preceding Certificate Year or the interest credited during such year to a Sub-Account which matured and whose value was reinvested in that Sub-Account. (If only a part of the value of the maturing Sub-Account is reinvested in the Sub-Account from which the withdrawal was made, the interest credited during the Certificate Year to the maturing Sub-Account for purposes of this provision will be deemed to be that portion of the interest credited equal to the portion of the value of the maturing Sub-Account reinvested in the Sub-Account.) The portion of the withdrawal from the Sub-Account in excess of this interest amount will be subject to a withdrawal charge and a market value adjustment. If it would be in your interest to waive this feature (e.g., if a positive market value adjustment would exceed the withdrawal charges), you may elect to have withdrawal charges and a market value adjustment apply to the entire withdrawal. After the seventh Certificate Year, when no withdrawal charge applies, this free withdrawal provision will continue to be available so that you may avoid in part the impact of a negative market value adjustment.

Payment on Death

  If the Participant or a non-spouse Joint Participant dies prior to the Annuity Date, we will pay to the beneficiary the greater of the Annuity Value or the Net Annuity Value on the date of payment. In determining the Net Annuity Value, no withdrawal charge will be deducted. Between the date of death and the date of payment, we will continue to credit interest at the guaranteed rates. If a Guarantee Period ends between the date of death and the date of payment, that Sub-Account Value will be transferred to a Sub-Account with a one year Guarantee Period. If the Participant is not a person, the death benefit described above will be paid to the beneficiary if the Annuitant (or the first to die if Joint Annuitants) dies prior to the Annuity Date. No death benefit is payable on the death of a spouse Joint Participant.

  Payment will be made in a lump sum unless an annuity option is chosen. An Annuity Payment Option election must be chosen within 60 days of the date of death. For tax consequences of a lump sum payment, see "Federal Tax Considerations" on page 16. The beneficiary must receive the death benefit within five years of the date of death. If an annuity option is chosen, annuity payments must begin within one year of the date of death, or such later date as the law may allow, and the option must limit payments to a period not exceeding the beneficiary's lifetime or life expectancy. If the beneficiary is the surviving spouse of the deceased Participant, or of the deceased Annuitant if the Participant is not a person, such beneficiary may choose to continue the Certificate in force, in which event no death benefit will be paid. A spouse Joint Participant and the surviving spouse where the Annuitant and Joint Annuitant are spouses and the Participant is not a person are automatically deemed to be the beneficiary regardless of any beneficiary designation.

  If we have not received the beneficiary's election, we will pay the death benefit in a single sum six (6) months after the date we receive due proof of death. Prior to his or her death, a Participant may make elections regarding payment options for the beneficiary which will be binding upon the beneficiary.

  If the Annuitant dies after the Annuity Date, any guaranteed amounts remaining unpaid will be paid to the beneficiary under the same method of distribution in force at the date of death. If no beneficiary survives the Annuitant, payment will be made to the Participant. For additional provisions affecting payment of the death benefit, see "Beneficiary" under "Other Provisions" on page 13.

Annuity Provisions

  General. Annuity payments will commence on the Annuity Date and will be paid to the Annuitant unless the Participant asks that the payment be made to another payee and we agree. The Participant is the Annuitant unless another person designated as Annuitant is living. A Participant who is not a person must name a living person as Annuitant.

  The amount of monthly annuity payments will be determined by applying the Net Annuity Value (without assessment of a withdrawal charge) at the Annuity Date to the annuity option chosen using our current annuity rates. Those rates are guaranteed to be no less favorable than the minimum guaranteed annuity rates shown in the annuity tables contained in the Contract. The minimum guaranteed rates assume an interest rate of 3% per year.

  Any applicable premium taxes, if not previously paid, will be paid at the Annuity Date. Premium taxes imposed by states and local jurisdictions currently range from 0% to 3.5% depending on the tax treatment of the Contract.

  In determining the Net Annuity Value, a market value adjustment will be applied to any Sub-Account if the Annuity Date is prior to the end of the Guarantee Period for that Sub-Account unless (1) the combined effect of the market value adjustments applied to all affected Sub-Accounts would reduce the Annuity Value and (2) annuity payments under the option selected will be made for at least ten years or a life annuity option has been chosen.

  Annuity Date and Annuity Options. You may select the Annuity Date and an annuity option. If you do not do so, the Annuity Date will be the first day of the calendar month immediately following the later of (i) the certificate anniversary immediately after the Annuitant's 85th birthday or (ii) ten years after the effective date of the Certificate, and the annuity option will be a life annuity with a 10-year guarantee. (For Qualified Certificates, the Annuity Date generally may not be later than April 1 of the year after the year in which the Annuitant attains age 70 1/2.)

  Change of Annuity Date or Annuity Option. You may change the Annuity Date or the annuity option on written notice received at our home office at least 30 days prior to the current Annuity Date.

  Annuity Options. You may select any one of the following annuity options or any other option satisfactory to you and us. For Qualified Certificates, certain restrictions may apply.

     Payments for a Fixed Period: Payments will be made for the period chosen. The period must be at least 10 years.

     *Life Annuity: Payments will be made during the life of the Annuitant. Payments will cease with the last payment due prior to the Annuitant's death.

     Life Annuity With Payments for a Certain Period: Payments will be made for the guaranteed period chosen (5, 10, 15 or 20 years) and as long thereafter as the Annuitant lives.

     Life Annuity with Guaranteed Return of Net Annuity Value: Payments will be made until the sum of the annuity payments equals the Net Annuity Value applied under this option and as long thereafter as the Annuitant lives.

     *Joint and Survivor Life Annuity: Payments will be made during the lifetimes of the Annuitant and a designated second person. Payments will continue as long as either is living.

  *THESE OPTIONS ARE LIFE ANNUITIES UNDER WHICH IT IS POSSIBLE FOR YOU TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE FIRST PAYMENT, OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE SECOND PAYMENT, AND SO ON.

  Minimum Annuity Payments. Annuity payments will be made monthly unless you choose less frequent payments. But if any payment would be less than $100 we may change the frequency so payments are at least $100 each. If the Net Annuity Value to be applied at the Annuity Date is less than $2,500, we may elect to pay that amount in a lump sum. For tax consequences of a lump sum payment, see "Federal Tax Considerations" on page 16.

  Annuity Tables. Our annuity rates will be no less favorable than those shown in the annuity tables contained in the Contract. Those tables show the minimum guaranteed amount of each monthly payment for each $1,000 according to the age and sex of the Annuitant at the Annuity Date. The tables are based on the 1983 Table "a" for Individual Annuity Valuation (published by the Society of Actuaries) with interest at 3%, except for Certificates issued in certain states or in connection with certain employer-sponsored plans where sex-based tables may not be used. In those circumstances the 1983 Table for females will be used for all Annuitants.

  Proof of Age, Sex and Survival. We may require satisfactory proof of the age, sex or survival of any person on whose continued life any payment under this Contract depends.

  Misstatement of Age or Sex. If the age or sex of an Annuitant or Joint Annuitant is misstated, annuity payments will be adjusted to reflect the correct age and sex. We will deduct any overpayments we have made as the result of the misstatement from the next payments due, and we will charge interest on the overpayment at the rate of 6% per year. We will pay in full with the next payment due any underpayment resulting from the misstatement together with interest on the underpayment at the rate of 6% per year.

Other Provisions

  Ownership. The Participant is entitled to exercise all rights reflected in a Certificate unless otherwise provided or as may be restricted by the provisions of any plan in connection with which the Contract or Certificate has been issued. A Participant may name a Joint Participant. In the case of a group Contract, the Joint Participant need not be an eligible member of the group to which the Contract has been issued. Participants and spouse Joint Participants may exercise rights on behalf of the other, except for changes of Participant or Joint Participant. Participants and non-spouse Participants must exercise rights jointly. A Participant may change the Participant by notice to the Company. Such change will take effect as of the date the notice was signed, except that we will not be liable for any payments made or actions taken prior to our receipt of the notice. Special restrictions apply to Qualified Certificates, and joint ownership of a Certificate is not permitted.

  Beneficiary. The beneficiary is the person or persons named in the Certificate application to whom payment is to be made upon the death of the Participant (or other appropriate individual) or Annuitant. A spouse Joint Participant and the surviving spouse where the Annuitant and Joint Annuitant are spouses and the Participant is not a person are automatically deemed to be the beneficiary regardless of any beneficiary designation. Unless a beneficiary has been irrevocably designated, the beneficiary may be changed while the Participant is alive. A beneficiary may be named irrevocably, in which case a change in beneficiary can be made only with the beneficiary's consent.

  The estate or heirs of a beneficiary who dies prior to the death which causes the payment of a death benefit have no rights to any portion of the death benefit. If no beneficiary survives a sole Participant, payment will be made to the Participant's estate. If no beneficiary survives the Participant or non-spouse Joint Participant, payment will be made to the surviving Participant or Joint Participant. If any beneficiary dies within 15 days after the death which causes the payment of the death benefit and before we make payment, payment will be made as if that beneficiary had died before the death which causes the payment of the death benefit. If the Participant and non-spouse Joint Participant die within 15 days of each other and there are no surviving beneficiaries, payment will be made in equal shares to the estates of the Participant and Joint Participant.

  You may designate both primary beneficiaries and contingent beneficiaries. If there is more than one primary beneficiary entitled to a death benefit, payment will be made to them in equal shares unless otherwise designated. A contingent beneficiary is entitled to payment only if there are no surviving primary beneficiaries. If there is more than one contingent beneficiary entitled to a death benefit, payment will be made to them in equal shares unless otherwise designated. If a surviving spouse Joint Participant, as primary beneficiary, dies prior to receiving the entire death benefit, payment will be made to any then surviving contingent beneficiary instead of to the spouse Joint Participant's estate, unless the spouse Joint Participant has designated otherwise.

  Certain restrictions in the application of the foregoing provisions may apply in the case of Qualified Certificates.

  Assignment. Upon notice to us you may make a collateral assignment of your rights under the Contract by transferring your Certificate to a creditor as security for a debt. If the Contract is issued pursuant to a Qualified Plan, your rights under the Contract may not be assigned, pledged or transferred, unless permitted by law. A collateral assignment does not change ownership of the Certificate. The rights of a collateral assignee have priority over the rights of a beneficiary. There may be significant tax consequences associated with an assignment, and you should consult a competent tax advisor before making any assignment.

  Notices and Elections. All notices, changes and choices you make under the Contract must be in writing, dated, signed by the proper party, received at our home office and acceptable to us in our sole discretion to be effective. When recorded by us, notices, changes and choices relating to beneficiaries will take effect as of the date signed unless we have already acted in reliance on the prior status.

  Amendment of Contract and Certificates. At any time we may amend the Contract and the Certificates as required to conform to any applicable law, regulation or ruling issued by a government agency.

  Deferral of Payments. All sums payable by us are payable at our home office. We may require return of a Certificate prior to making payment. We may defer payments of partial or full withdrawals for up to 6 months.

  Free Look Right. You may cancel your Certificate within the time period set forth on your Certificate following your receipt of the Certificate by returning or mailing it to us or our agent along with a written cancellation request. We will refund your premium from our home office within ten (10) days of our receipt of the Certificate, and your rights under the Contract will be void from the beginning. We reserve the right to reject an application from any person who, in connection with a prior application, previously exercised his or her free look right.

  Statement. We will furnish to you at least once each year prior to the Annuity Date a statement showing your Annuity Value, Sub-Account Values and current interest rates. The statement will not include our financial statements.

                      INVESTMENTS SUPPORTING THE CONTRACTS

  Our general account assets must be invested in accordance with applicable state laws. These laws govern the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred stocks, real estate mortgages, real estate and certain other investments. All of our general account assets are available to meet our obligations under the Contracts.

  Premiums received under the Contracts will be allocated to, and accounted for in, a "nonunitized" separate account established by us under the laws of Washington. A nonunitized separate account is a separate account in which the contract owner or participant does not participate in the performance of the assets through unit values or otherwise. Any favorable performance on the assets held in the separate account accrues solely to our benefit. We reserve the right to transfer all assets allocated to the separate account to our general account and to hold thereafter all assets supporting the Contract reserves and other Contract liabilities in our general account. Regardless of whether such assets are held in a separate account or our general account, all benefits available to Participants under the Contracts are guaranteed by us, and all of our assets, except those assets we allocate to certain other separate accounts we use for other contracts, support those guarantees.

  We intend to invest assets supporting the Contract reserves and other Contract liabilities, whether held in a separate account or our general account, in securities that, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of the liabilities under the Contract. We will primarily invest in investment-grade fixed income securities including:

     Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

     Public and/or private placement corporate debt securities that have an investment grade rating at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa) or Standard & Poor's Corporation (AAA, AA, A or BBB).

     Mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association, or that have an investment grade at time of purchase within the four highest ratings as described in the above paragraph.

     Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year that are considered by our management to have investment quality comparable to securities having the ratings stated above.

  In addition, interest rate swaps, futures, options, rate caps and other hedging instruments may be used solely for non-speculative hedging purposes. Anticipated use of these financial instruments shall be limited to protecting the value of the portfolio sales or purchases, but use of such instruments may enhance yield.

  ALTHOUGH THE FOREGOING GENERALLY DESCRIBES OUR INVESTMENT STRATEGY FOR THE ASSETS SUPPORTING OUR OBLIGATIONS UNDER THE CONTRACTS, WE ARE NOT OBLIGATED TO INVEST THOSE ASSETS ACCORDING TO ANY PARTICULAR STRATEGY EXCEPT AS MAY BE REQUIRED BY STATE INSURANCE LAWS NOR WILL THE GUARANTEED INTEREST RATES WE ESTABLISH BE DETERMINED BY THE PERFORMANCE OF THE NONUNITIZED SEPARATE ACCOUNT.

                         DISTRIBUTION OF THE CONTRACTS

  We have entered into an agreement with GNA Distributors, Inc. pursuant to which GNA Distributors, Inc. will act as the principal underwriter of the Contracts and use its best efforts to promote the sale of the Contracts and Certificates thereunder. GNA Distributors, Inc. is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). GNA Distributors, Inc. will arrange for distribution of the Contracts and Certificates, primarily by other broker-dealers registered under the 1934 Act and members of the NASD, including GNA Securities, Inc. Sales of the Contracts and Certificates will be made by registered representatives of such broker-dealers (or individuals not otherwise required to be registered) who are also licensed insurance agents, either individually or through various licensed insurance agencies. We or GNA Distributors, Inc. will pay a commission up to a maximum of six percent (6%) of each premium payment. In some instances a portion of the commission may be based on reinvested premium and/or Annuity Value on a certain date. GNA

Distributors, Inc. and GNA Securities, Inc. are wholly owned subsidiaries of our indirect parent, GNA Corporation.

                              FEDERAL INCOME TAXES

Introduction

  The Contracts are designed for use in connection with retirement plans that do not qualify for special federal income tax treatment under the Internal Revenue Code or plans that qualify for special income tax treatment as Individual Retirement Accounts or Annuities or Tax-Sheltered Annuities. The ultimate effect of federal income taxes on Annuity Value, on annuity payments and on the economic benefit to the Participant, Annuitant or beneficiary depends on our tax status, on the type of retirement plan for which the Contract or Certificate is purchased and on the tax and employment status of the individual concerned. The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. This discussion is based on our understanding of current federal income tax laws as currently interpreted. No representation is made regarding the likelihood of continuation of those laws or of the current interpretations by the Internal Revenue Service. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR CERTIFICATE OR ANY TRANSACTION INVOLVING THE CONTRACTS OR CERTIFICATES.

Our Tax Status

  We are taxed as a life insurance company under the Internal Revenue Code. We own all assets supporting our obligations under the Contracts, and any income earned on those assets is considered our income.

Tax Status of the Certificate

  We believe that the Certificate will be treated as an annuity contract and that we will be treated as owning the assets supporting the Certificate for federal income tax purposes. However, we reserve the right to modify the Contract and Certificate as necessary to prevent the Contract holder or Participant from being considered the owner of the assets supporting the Certificate for federal tax purposes.

  Furthermore, in order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Internal Revenue Code requires any Nonqualified Certificate to provide that (a) if any Participant dies on or after the annuity commencement date but prior to the time the entire interest in the Certificate has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Participant's death; and (b) if any Participant dies prior to the annuity commencement date the entire interest in the Certificate will be distributed within five years after the date of the Participant's death. These requirements will be considered satisfied as to any portion of the Participant's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of the beneficiary, provided that such distributions begin within one year of that Participant's death. The Participant's "designated beneficiary" (referred to herein as the "Participant's beneficiary") is the person designated by such Participant as a beneficiary and to whom ownership of the Certificate passes by reason of death and must be a natural person. However, if the Participant's "designated beneficiary" is the surviving spouse of the Participant, the Certificate may be continued with the surviving spouse as the new Participant.

  The Nonqualified Contracts and Certificates contain provisions which are intended to comply with the requirements of section 72(s) of the Internal Revenue Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Internal Revenue Code section 72(s) when clarified by regulation or otherwise.

  Other rules may apply to Contracts and Certificates issued in connection with Qualified Plans.

                   THE FOLLOWING DISCUSSION ASSUMES THAT THE
               CERTIFICATES WILL QUALIFY AS ANNUITY CONTRACTS FOR
                          FEDERAL INCOME TAX PURPOSES

Federal Tax Considerations

  In General. Section 72 of the Internal Revenue Code governs taxation of annuities in general. We believe that a Participant who is a natural person generally is not taxed on increases in the value of a Certificate until distribution occurs by withdrawing all or part of the Annuity Value (e.g., partial withdrawals and surrenders) or as annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Annuity Value (and in the case of a Qualified Certificate, any portion of an interest in the Qualified Plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

  A participant in any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract's account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and a prospective participant that is not a natural person may wish to discuss these with a competent tax adviser.

  The following discussion generally applies to Certificates whose Participants are natural persons.

  Withdrawals. In the case of a partial withdrawal or surrender under a Qualified Certificate under section 72(e) of the Internal Revenue Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the Participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Certificate which was not excluded from the individual's gross income. For Qualified Certificates, a Participant's "investment in the contract" can be zero. Special tax rules may be available for certain distributions under Qualified Certificates.

  With respect to Nonqualified Certificates, partial withdrawals are generally treated as taxable income to the extent that the Annuity Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Although there is no definitive guidance on this subject, it appears that the Annuity Value immediately before a partial withdrawal must be increased by any positive market value adjustments that result from such a withdrawal.

  In the case of a full withdrawal under a Nonqualified Certificate, under section 72(e) amounts received are generally treated as taxable income to the extent the net amount received exceeds the "investment in the contract" at that time.

  Annuity Payments. Although tax consequences may vary depending on the annuity option elected under the Certificate, under Internal Revenue Code section 72(b), generally gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amounts as the investments in the contract bears to the expected return at the annuity date. In this respect (prior to recovery of the investment in the contract), there is generally no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each income payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

  Penalty Tax on Certain Withdrawals. In the case of a distribution under a Nonqualified Certificate, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the Participant attains age 59 1/2; (2) made as a result of death or disability of the Participant; or (3) received in substantially equal periodic payments over the life or life expectancy of the Participant (or joint life or life expectancy of the Participant and a designated beneficiary). In certain circumstances, other exceptions may apply. Other tax penalties may apply to certain distributions under a Qualified Certificate.

  Taxation of Death Benefit Proceeds. Amounts may be distributed from a Certificate because of the death of a Participant or an Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal of the Certificate, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

  Transfers, Assignments, or Exchanges of a Certificate. A transfer of ownership of a Certificate; the designation of an Annuitant, Payee, or other beneficiary who is not also the Participant; the selection of certain Annuity Dates; or the exchange of a Certificate may result in certain tax consequences to Participants that are not discussed herein. A Participant contemplating any such transfer, assignment, or exchange of a Certificate should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

  Multiple Contracts. All nonqualified annuity contracts entered into after October 21, 1988 that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amounts includable in gross income under section 72(e) of the Internal Revenue Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and a separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

  Withholding. Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. As of January 1, 1993, we are generally required to withhold on distributions under certain qualified Contracts or Certificates.

  Possible Tax Legislation. A recent budget proposal included a provision modifying the taxation of certain nonqualified annuities. This proposal would have adversely affected annuities that do not have "substantial life contingencies" by taxing income as it is credited to the annuity. The proposal would have applied to annuities purchased on or after the date of enactment. Although Congress is not now actively considering this or any other proposal regarding annuities, there is no way of knowing if legislation reflecting this proposal (or any other proposal affecting the taxation of annuities) will be enacted at some future time, or the extent to which any change would be retroactive in effect (i.e., effective prior to the date of enactment).

  Other Tax Consequences. As noted above, the foregoing discussion of the federal income tax consequences under the Certificate is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law, or its interpretation by the Internal Revenue Service, may change. Federal estate and state and local income, estate, inheritance, and other tax consequences of ownership or receipt of distribution under a Contract or Certificate depend on the individual circumstances of each Participant or recipient of the distribution. A competent tax adviser should be consulted for further information.

Qualified Plans

  The Contract or Certificate may be issued in connection with plans qualifying for special tax treatment as Individual Retirement Annuities or Accounts or Tax-Sheltered Annuities. The tax rules applicable to Participants in such plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts and Certificates with such plans. Participants, Annuitants and beneficiaries are cautioned that the rights of any person to any benefits under plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, Participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are brief descriptions of the various types of plans in connection with which we will issue a Contract or Certificate. When issued in connection with such a plan, a Contract or Certificate will be amended as necessary to conform to the requirements of the plan.

  Individual Retirement Annuities and Individual Retirement Accounts. Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as "IRA"). IRAs are subject to limits on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain other types of plans qualifying for special tax treatment may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Certificates for use with IRAs may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of the Contract or Certificates thereunder for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the Contract and Certificates for use with IRAs.

  Tax-Sheltered Annuities. Section 403(b) of the Internal Revenue Code permits public school employees and employees of certain types of religious, charitable, educational and scientific organizations specified in section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Premiums excluded from gross income will be subject to FICA taxes. Purchasers using the Contracts or Certificates as Tax-Sheltered Annuities should seek competent advice as to eligibility, limitations on permissible amounts of premiums and tax consequences on distribution. Withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements are prohibited unless made after the Participant attains age 59 1/2, upon the Participant's separation of service, upon the Participant's death or disability, or for an amount not greater than the total of such contributions in the case of hardship. Effective January 1, 1993, distributions under Tax Sheltered Annuities are generally subject to mandatory income tax withholding. (At the present time, GNA will issue a Tax Sheltered Annuity only when the funds are directly transferred from an existing Tax Sheltered Annuity.)

  Restrictions under the Texas Optional Retirement Program. Under applicable state law, participants in the Texas Optional Retirement Program ("ORP") may withdraw their interest in an annuity contact issued under the ORP only upon (1) termination of employment in the Texas public institutions of higher education,
(2) retirement, or (3) death. A participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before distributions can be made.

                           MORE INFORMATION ABOUT GNA

History and Business

  Great Northern Insured Annuity Corporation (GNA or the Company) was incorporated as a stock life insurance company organized under the laws of the State of Washington on June 4, 1980, and began writing business pursuant to licensing on October 15, 1980. On June 30, 1983, The Weyerhaeuser Company (Weyerhaeuser) acquired a controlling interest in GNA. In October 1984, GNA Corporation, a stock holding company, was formed to hold GNA's stock. Weyerhaeuser exchanged its shares of GNA stock for shares of GNA Corporation.



  Pursuant to a Stock Purchase Agreement dated January 5, 1993, by and between Weyerhaeuser and General Electric Capital Corporation (GE Capital), 100% of the outstanding capital stock of GNA Corporation was sold to GE Capital effective April 1, 1993.

  Effective July 14, 1993, GE Capital acquired 100% of the outstanding capital stock of United Pacific Life Insurance Company (United Pacific Life). GE Capital transferred controlling ownership of United Pacific Life to GNA. Subsequently, United Pacific Life's name was changed to General Electric Capital Assurance Company (GE Capital Assurance). GE Capital Assurance, a Delaware life insurer, is licensed in the District of Columbia, and all states except Maine and New York.

  On February 1, 1990, GNA acquired 100% of the outstanding stock of First GNA Life Insurance Company of New York (First GNA). Subsequent to the acquisition of United Pacific Life, GNA merged First GNA with United Pacific Reliance Life Insurance Company of New York, a wholly owned subsidiary of United Pacific Life. The merged company is 48% owned by GNA and 52% by GE Capital Assurance. Effective February 1, 1996, First GNA's name was changed to GE Capital Life Assurance Company of New York (GE Capital Life). GE Capital Life issues deferred and immediate annuities and life insurance in the state of New York.


  Effective October 1, 1995, GNA was party to a reorganization involving GNA Corporation and certain of its life insurance company subsidiaries. As part of the reorganization, GNA became a wholly-owned subsidiary of GE Capital Assurance, and GE Capital Assurance became a wholly-owned subsidiary of GNA Corporation. Previously, all of GE Capital Assurance's voting common stock was owned by GNA. The reorganization allows all life insurance company subsidiaries of GNA Corporation to file a consolidated federal tax return.


  GNA is licensed in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont. GNA markets primarily fixed-rate deferred annuities, immediate annuities and variable deferred annuities primarily through banks, thrifts and other financial institutions. Three financial institutions accounted for 79% of all deferred and immediate annuity contracts issued during 1995.

  Deferred Fixed-RateAnnuities. The predominant form of deferred annuities require either single premium or flexible premium payments and have a minimum annual guaranteed crediting rate. After the initial guarantee period, the crediting rate may be changed periodically. The policy owner is permitted to withdraw all or part of the premium paid plus interest credited, less a surrender charge for withdrawals during the initial penalty period of one to eight years. The surrender charge is initially 5% to 8% of the contract value and decreases over the penalty period. Some deferred annuities provide for penalty-free partial withdrawals of the accumulated interest credited or up to 10% annually of the accumulation value. GNA also markets a Modified Guaranteed Annuity Contract (MGA) that offers ten different guarantee periods and allows investors to increase earnings potential by combining different interest rates under one product. Early withdrawals under the MGA are subject to a market value adjustment. In 1995, GNA issued $709.5 million in deferred annuities. At December 31, 1995, deferred annuities comprised $5,452.5 million of total liabilities for future annuity and contract benefits.


  Immediate Annuities. GNA's immediate annuities are designed to provide a series of periodic payments for a fixed length of time or for life, according to the annuitant's choice at the time of issue. Once the payments have begun, the amount, frequency and length of time for which they are payable are fixed. A primary form of immediate annuities, the structured settlement annuity, is usually sold as part of a settlement resulting from a personal injury or wrongful death claim to provide scheduled payments to an injured person or his/her dependents. Structured settlement annuities are generally long-term and
cannot be surrendered.   In 1995, GNA issued $276.5 million in immediate
annuities. At December 31, 1995, immediate annuities comprised $461.5 million of total liabilities for future annuity and contract benefits.

  Deferred Variable Annuities. GNA markets a deferred variable annuity that offers customers a different degree of potential for return by offering eighteen investment options: eight different mutual fund portfolios and a fixed MGA account with ten different guaranteed interest rate periods. Performance of the mutual fund portfolios selected determines the variable account value.
Customers may withdraw all or a portion of their account value, subject to certain charges for early withdrawals. The withdrawal charge is initially 5% and decreases over the five year penalty period. Customers may also make penalty-free partial withdrawals of up to 10% annually of their accumulated account value. Withdrawals from the fixed MGA account guarantee periods are also subject to market value adjustments. GNA deducts annual charges for mortality and expense risk and administration costs equal to 1.4% of the account balance. In 1995, GNA issued $17.9 million in variable deferred annuities.

   GNA leases office space in Seattle, Washington. GNA is reimbursed by its subsidiaries and affiliates for rent based on direct and indirect allocation methods. All owned properties were acquired through foreclosure and are held for sale.

Selected Financial Data

   The following selected financial data should be read in conjunction with the financial statements and notes thereto included in this Prospectus.

                            Selected Financial Data
                             (Dollars in millions)

                                                            Year ended December 31
                              ---------------------------------------------------------------------------------
                                   1995         1994        1995       1994        1993       1992       1991
                              ---------------------------------------------------------------------------------
                                Pro forma    Pro forma
                                (unaudited)  (unaudited)
                                    (1)          (1)
Net investment income             $  444.5     $  391.6   $  784.7  $   837.8   $   579.8   $  406.4   $  421.6
Income before income taxes
 and minority interest                39.1         70.6       62.0      107.7        57.0       53.6       53.8
Net income                            26.7         44.0       26.3       47.5        34.1       33.6       35.3
Total assets                       6,926.5      6,578.0    6,926.5   13,100.2    13,160.1    5,973.9    5,167.9
Shareholder's interest
 excluding net unrealized
 investment gain/(loss)              631.7        607.3      631.7      794.2       754.0      326.3      304.7
Net unrealized investment
 gain/(loss)                          29.9       (166.7)      29.9     (528.8)      (16.3)       (.5)         -
Total shareholder's interest         661.6        440.6      661.6      265.4       737.7      325.8      304.7

(1) Unaudited pro forma results reflect the Reorganization as if it had occurred at the beginning of the period.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



(1) Results of Operations

  GNA derives substantially all its income from earnings on investments offset by interest credited to policyholders of predominantly deferred and immediate annuities, operating expenses, acquisition costs and taxes. Funds received for the purchase of immediate annuities with life contingencies, including options elected under annuity contracts, are reported as premium income. Other income is primarily surrender fees on deferred annuity policies.


1995 Compared to 1994

  Effective October 1, 1995, GNA was party to a reorganization (the Reorganization) in which GNA became a wholly-owned subsidiary of GE Capital Assurance and GE Capital Assurance became a wholly-owned subsidiary of GNA Corporation. Previously, all of GE Capital Assurance's voting stock was owned by GNA; therefore, GNA's results of operations include GE Capital Assurance and subsidiaries' results for 9 months of 1995 and 12 months of 1994.

  Net investment income decreased $53.1 million to $784.7 million. This is primarily related to the Reorganization described above, which reduced earning assets by $6,506.8 million. As a result of the

Reorganization, net investment income excluded GE Capital Assurance and subsidiaries' fourth quarter net investment income of $114.7 million. The remaining $61.6 million increase is primarily attributable to higher invested assets and reinvestment of net investment proceeds in higher yielding securities.

  Net realized investment gains (losses) - As part of the Company's asset/liability risk management, net realized investment losses were $14.4 million during 1995, compared to a $6.3 million gain in 1994.

  Premiums increased $59.5 million to $177.1 million. This increase primarily relates to increased sales of GNA's structured settlement product of $67.3 million, introduced in June of 1994, offset by the effects of the Reorganization of $7.8 million.

  Interest credited on policyholder deposits decreased $27.2 million to $462.2 million. The decrease was primarily related to the Reorganization as interest crediting rates remained relatively consistent with 1994.

  Change in policy reserves increased $54.1 million to $174.5 million. Policy reserves related to life contingent products increased primarily from new structured settlement premiums and growth in annuitizations of life contingent products.

  Annuity and surrender benefits decreased $24.2 million to $136.7 million. Offsetting the effects of the Reorganization, which decreased benefits by $40.8 million, annuity and surrender benefits increased by $16.6 million. This increase is due to structured settlements benefits and increased tax free exchanges.

  Commissions decreased $9.9 million to $42.9 million. This decrease is primarily due to decreased product sales of $125.1 million to $987.4 million.


  General expenses increased $24.4 million to $71.2 million. This increase is primarily related to an accrual for guaranty association assessments of $20.4 million recorded in the fourth quarter of 1995. These assessments levied by various state regulators help to ensure payments to policyholders of impaired or insolvent companies.

  Amortization of intangibles is a result of the GNA and GE Capital Assurance acquisitions. The Company established goodwill and present value of future profits (PVFP) assets in connection with the acquisitions. For the years ended December 31, 1995 and 1994, goodwill amortization was $4.8 million and $7.8 million, respectively. The decrease is primarily related to the fact that after the Reorganization, the goodwill balance of GE Capital Assurance was dividended out and the related amortization was not included in GNA's operations for the fourth quarter of 1995.

  PVFP represents the present value of estimated gross profits embedded in acquired contracts, and is estimated using actuarial methods and assumptions related to future investment income yields, interest credited rates, contract maintenance expenses, persistency rates and surrender fees. Amortization will be based on periodic estimates of realized and remaining gross profits. Net PVFP amortization for the years ended December 31, 1995 and 1994 was $52.4 million and $50.0 million, respectively.

  Increase in deferred acquisition costs decreased $20.2 million to $42.9 million primarily as a result of lower commissions and an increase of $10.3 million in amortization of the related balance sheet account.

  Provision for income taxes. The effective tax rate for 1995 decreased from 41.5% to 39.5% primarily due to lower state taxes caused by the Reorganization.

  Minority interest decreased $4.3 million to $11.2 million primarily due to the fact that in the fourth quarter of 1995, after the effects of the Reorganization, there was no longer minority interest recorded in GNA's financial statements. The minority interest previously recorded represented GNA Corporation's proportional ownership of GE Capital Assurance.

1994 Compared to 1993

  Net investment income increased $258.0 million to $837.8 million. This change is attributable to additional investment income from GE Capital Assurance during 1994, as well as growth in earning assets from $12,264.2 million to $12,828.2 million. Overall investment yields have also increased as interest rates continued to rise throughout the year.

  Premiums increased $91.6 million to $117.6 million. This growth is attributable to the introduction of GNA's structured settlement product in the second quarter of 1994 and an increase in annuitization to life contingent products from single premium deferred annuity products.

  Interest credited on policyholder deposits increased $77.5 million to $489.4 million. Of the increase, GE Capital Assurance accounted for $91.0 million which was partially offset by lower interest crediting rates on policyholder deposits.

  Change in policy reserves increased $95.7 million to $120.4 million. Policy reserves related to life contingent products increased primarily from new structured settlement premiums and growth in annuitizations of life contingent products.

  Annuity and surrender benefits increased $88.6 million to $160.9 million due to the acquisition of GE Capital Assurance and its related life contingent product mix. The mature block of business in GE Capital Assurance results in higher benefit payments.

  Commissions increased $25.0 million to $52.8 million. This increase is a result of sales volumes increasing $418.6 million to $1,112.5 million during 1994.

  General expenses for 1994 were essentially the same as 1993. The additional expense volume of GE Capital Assurance was mitigated by economies of scale which maintained general expense levels.

  Amortization of intangibles is a result of the GNA and GE Capital Assurance acquisitions. The Company established goodwill of $150.6 million and PVFP of $381.6 million in connection with the acquisitions. For the years ended December 31, 1994 and 1993, goodwill amortization was $7.8 million and $2.0 million, respectively. The increase in goodwill amortization for the year ended December 31, 1994 results from the inclusion of GE Capital Assurance for twelve months compared to six months in 1993, and the adjustments for the impact of certain tax elections related to the acquisition of GNA.

  Net PVFP amortization for the years ended December 31, 1994 and 1993 was $50.0 million and $17.7 million, respectively. Amortization of PVFP has increased due to inclusion of twelve months of amortization in 1994 compared to nine months in 1993 for GNA and five and one-half months for GE Capital Assurance.

  Increase in deferred acquisition costs increased $27.0 million to $63.1 million due to increased sales volumes and related commissions.

  Provision for income taxes. The effective tax rate for 1994 increased from 28.6% to 41.5% primarily due to the non-deductible effects of goodwill amortization and the effects in 1993 of the corporate tax rate change from 34% to 35%.

  Minority interest in net income increased $9.8 million to $15.5 million due to the full year accrual of a cumulative dividend on GE Capital Assurance's preferred stock. GE Capital Assurance's preferred stock was issued September 29, 1993 to GNA Corporation.

(2) Liquidity and Capital Resources

  The Company's liquidity requirements are met by funds from operations and investment activity. Premiums and policyholder deposits are invested in assets that generally have durations similar to the Company's liabilities. Funds from investment activity included principal and interest payments from the bond and mortgage portfolio as well as sales, calls and maturities of certain securities. As of December 31, 1995, investments subject to certain call provisions totaled $156.1 million; and mortgage-backed securities subject to prepayment risk totaled $1,661.6 million.

  The Company is restricted by Washington State as to the amount of dividends it may pay within a given calendar year to its parent without regulatory consent. That restriction is the greater of statutory net gain from operations for the year or 10% of the statutory surplus at the end of the year, subject to a maximum equal to statutory earned surplus. As of December 31, 1995, approximately $78.3 million was available for dividend payments in 1996.



(3) Segment Information

   GNA's operations consist of the sale of annuity and life insurance products which is considered a single segment/line of business. GNA is not dependent upon any single customer and no single customer accounted for more than 10% of its revenues in 1994.

Investments

  Fixed Maturities. The Company's assets must be invested in accordance with requirements of applicable state laws and regulations regarding the nature and quality of investments that may be made by life insurance companies and the percentage of its assets that may be held in certain types of investments. At December 31, 1995, approximately 44.7% of the fixed maturities were in corporate issues and U.S. Treasuries with expected maturities within five years and another 32.8% in securities backed by residential mortgages. At December 31, 1995, the Company did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholder's interest before net unrealized investment gains (losses). Approximately 23.5%, 20% and 8.4% of the portfolio were concentrated in the manufacturing, financial and utility industries, respectively. As of December 31, 1995, 1.5% of the Company's portfolio was rated below investment grade and no bonds were in default as to interest and principal.

  All of the Company's fixed maturities were designated as available-for-sale at December 31, 1995 and 1994. Accordingly, such investments were reported at fair value. Unrealized gains and losses, net of the effects of present value of future profits, deferred acquisition costs, minority interest and deferred taxes, have been included in shareholder's interest as of December 31, 1995 and 1994. Shareholder's interest included net unrealized gains of $29.9 million and net unrealized losses of $528.8 million at December 31, 1995 and 1994, respectively, a difference primarily due to an increase in the fair value of fixed maturities, principally resulting from lower interest rates and the effects of the Reorganization.

  Mortgage-backed securities are subject to risks associated with variable prepayments. This may result in these securities having a different actual maturity than planned at the time of purchase. Prepayment speeds are generally dependent on the relative sensitivity of the underlying mortgages backing the assets to changing interest rates and the repayment priority of the securities in the overall securitization structure. Under certain circumstances, the Company has purchased higher risk securities which do not compromise the safety of the general portfolio, but rather serve to mitigate the Company's risk exposure to changing interest rates. There are negligible default risks in the mortgage-backed securities portfolio as a whole, as the vast majority of the assets are either guaranteed by U.S. government sponsored entities or are supported in the securitization structure by junior securities enabling the assets to achieve high investment grade status.

  Mortgage Loans. At December 31, 1995, the mortgage loan portfolio consisted of 1,161 mortgage loans on commercial real estate properties, 47% of which are located in California. The loans, which were originated through a network of mortgage bankers, were made only on completed, leased properties and have loan-to-value ratios at the date of origination of less than 75%. GNA does not engage in construction lending or land loans. In conjunction with the GE Capital acquisition of GNA, loans and real estate with a book value of $47.4 million were sold to Weyerhaeuser Company. At December 31, 1995, four mortgage loans representing $3.9 million were in default as to interest and principal and ten mortgage loans totaling $8.5 million have been restructured.

  Real Estate Owned. All real estate holdings totaling $1.1 million are a result of mortgage loan foreclosure. In 1995, GNA acquired one real estate property through foreclosure. Properties are currently reported at net realizable value. Real estate owned decreased in 1995 by $5.2 million due to the sale of three properties. At December 31, 1995, the Company holds two properties for which management intends to market in an orderly fashion to maximize their value.

  Other Invested Assets. The Company's other invested assets consist of GNA's equity investment in GE Capital Life of $123.6 million and investments in mutual fund portfolios offered in conjunction with the deferred variable annuities of $40.4 million.

Competition

  The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 1,700 stock, mutual and other types of insurers in the life insurance business in the United States, a
significant number of which are substantially larger than GNA.   As of December
31, 1995, the Company has 482 employees. In addition, the Company has 230 retail sales agents selling the Company's products through an affiliated company, GNA Insurance Services, Inc.

  A.M. Best assigned to GNA an A + (Superior) rating. Duff & Phelps reaffirmed the Company's AA (Very High) rating, and Standard & Poor's reaffirmed an AA (Excellent) rating based on the Company's high claims paying ability and excellent asset quality.

Government Regulation

  GNA is subject to the laws of the State of Washington governing insurance companies and to the regulations of the Washington Insurance Department. In addition, GNA is subject to regulation under the insurance laws of other jurisdictions in which the Company operates. Regulation by other supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. The Company's books and accounts are subject to review by each Insurance Department and other supervisory agencies at all times, and GNA files annual statements with these agencies. A full examination of the Company's operations is conducted periodically by various Insurance Departments and may include the participation of the insurance departments of other states in which GNA conducts business. Recent examinations have not resulted in significant findings.

  In addition, many states regulate affiliated groups of insurers (including
GNA) under insurance holding company legislation. Under such laws, intercompany transactions, including transfers of assets and dividend payments from insurance subsidiaries, may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved. Due to the Company's volume of California business, GNA is considered a California commercially domiciled insurer under California insurance holding company law.

  The National Association of Insurance Commissioners (NAIC) has adopted Risk-Based Capital (RBC) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset quality, (ii) insurance risk, (iii) interest rate risk, and (iv) other business factors. The RBC formula is designed as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of its operations, the Company monitors the level of its RBC and it exceeds the minimum required levels.

  Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. GNA has estimated assessments related to known insolvencies, primarily Executive Life Insurance Company, and has recorded a liability of $38.2 million at December 31, 1995 related to this estimated liability. The amount of any future assessments related to future insolvencies under these laws, however, cannot be reasonably estimated. Most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

  Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance products and the taxation impact on the relative desirability of various investment vehicles.

New Accounting Standards

  The Company adopted the Statement of Financial Accounting Standards (SFAS) No. 114, Accounting for Creditors for Impairment of a Loan, and the related SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, on January 1, 1995. The adoption of these Statements had no effect on earnings or financial position as the same level of allowance for losses was appropriate under both the previous accounting policy and the newly adopted policy.

  SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, requires, among other things, that certain long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if, upon such review, the sum of expected future cash flows is less than the carrying amount of the asset. An impairment loss is measured based on the difference between the carrying amount of the asset and its fair value. The effect of adopting SFAS No. 121 is not expected to be material. Adoption is required by no later than the first quarter of 1996.


  SFAS No. 122, Accounting for Mortgage Servicing Rights, requires that rights to service mortgage loans be recognized when the underlying loans are sold. The standard also requires that capitalized mortgage servicing rights be assessed for impairment by individual risk stratum based on the fair value of such rights. The effect of adopting SFAS No. 122 is not expected to be material. Adoption is required by no later than the first quarter of 1996.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                          Position with GNA(1) and
                                          ------------------------
        Name (Age)                Principal Occupation for Last Five Years
  -----------------------         ----------------------------------------
Patrick E. Welch             Director, President and Chief Executive Officer of
(48)                         GNA Corporation and its subsidiaries since 1992.
                             Executive Vice President and Chief Operating
                             Officer of GNA Corporation and its subsidiaries
                             1991-92.

Hans L. Carstensen, III      Director and Chief Marketing Officer of GNA since
(48)                         1994. Senior Vice President of GNA since 1987.

Stephen P. Joyce             Director and Senior Vice President of GNA since
(39)                         1995.  Vice President - Business Development  GE
                             Capital Corporation 1994-95.  President - Monogram
                             Retailer Credit, GE Capital Corporation 1990-94.

Victor C. Moses              Director since 1994 and Senior Vice President,
(47)                         Business Development, and Chief Actuary of GNA
                             since 1993. Senior Vice President and Chief
                             Financial Officer of GNA 1991-93.

Geoffrey S. Stiff            Director of GNA since 1994 and Senior Vice
(43)                         President and Chief Financial Officer of GNA
                             Corporation and its subsidiaries since 1993. Vice
                             President, Chief Financial Officer and Director of
                             Employers Reinsurance Corporation 1987-93.

Charles A. Kaminski          Director since 1994 and Senior Vice President of
(47)                         GNA since 1993. Vice President of Investments of
                             GNA 1992-93.  Vice President and Director of
                             Baring America Asset Management, 1984-91.

Kenneth F. Starr             Director since 1994 and Senior Vice President of
(46)                         GNA since 1993. Vice President of GNA 1982-93.

Debora Dyer Horvath          Senior Vice President and Chief Information
(41)                         Officer President of GNA since 1995.  Vice
                             President of GNA 1993-95.  Manager, GE Lighting
                             1982-93.



                                          Position with GNA(1) and
                                          ------------------------
        Name (Age)                Principal Occupation for Last Five Years
  -----------------------         ----------------------------------------
Marycatherine Yeagley        Senior Vice President of GNA since 1995.  Vice
(48)                         President of GNA 1990-95.

John W. Attey                Vice President, Counsel and Acting Secretary of
(36)                         GNA since 1995.  Associate Counsel and Assistant
                             Vice President of GNA 1989-1994.

Thomas W. Casey              Vice President and Controller of GNA since 1993.
(33)                         Technical Adviser, GE Capital Corporation 1992-93.
                             Assistant Vice President, Citibank, 1990-92.

Scott Curtis                 Vice President of GNA Securities, Inc. since 1996.
(33)                         Sales and Marketing Director  of GNA 1993-96.
                             Regional Marketing Director of GNA 1991-93.

Christopher M. Gregory       Vice President of GNA since 1988.
(34)

James Hedreen                Vice President of GNA since 1996.  Assistant Vice
(32)                         President of GNA 1994-96.   Manager of GNA
                             1993-94.  Assistant Vice President of Merrill
                             Lynch Insurance Group 1991-93.

Pamela A. Hughes             Vice President of GNA since 1992.  Regional
(36)                         Marketing Director of GNA 1986-92.

Craig F. Likkel              Vice President and Actuary of GNA since 1995.
(42)                         Consulting Actuary - Milliman and Robertson, Inc.
                             1991-1995.

Laurence M. Richmond         Vice President of GNA since 1986.
(48)

J. Michael Singleton         Vice President of GNA since 1985.
(55)

Patricia C. Vaselakos        Vice President of GNA since 1994. Program and
(41)                         Regional Marketing Director of GNA 1990-94

Edward J. Wiles, Jr.         Vice President, Counsel and Assistant Secretary of
(48)                         GNA since 1989.

Jeffrey I. Hugunin           Treasurer of GNA since 1994.  Vice President and
(33)                         Treasurer of Federal Home Life Insurance Company
                             and it subsidiaries since 1992.  General
                             Accounting Manager HBJ Insurance Companies 1987-92.

(1) Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified.

Executive Compensation

   GNA's Executive Officers may also serve as officers of one or more of GNA's affiliated companies. In those cases allocations have been made as to each such individual's time devoted to his duties as an executive officer of GNA and its subsidiaries. The following table shows the compensation paid or awarded to, or earned by, based on these allocations, GNA's Chief Executive Officer and its four most highly compensated Executive Officers other than the Chief Executive Officer.

                           Summary Compensation Table

                                           Annual Compensation
                                           -------------------                      Long Term
             Name and                                            Other Annual       ---------
        Principal Position           Year    Salary    Bonus    Compensation(1)  Compensation(2)
        ------------------           -----  --------  --------  ---------------  ---------------
Patrick E. Welch                      1995  $141,960  $ 52,500       $ 4,246          $77,550
 President and Chief Executive        1994   119,700    39,900         3,136           72,200
 Officer                              1993   135,000    47,250         6,415           56,250
Hans L. Carstensen, III               1995    98,800    42,000         3,248           66,000
 Senior Vice President, and Chief     1994    70,500    28,500         1,416           37,500
 Marketing Officer                    1993   176,000    76,000         8,610           96,000
Pamela A. Hughes                      1995    96,360   116,208        34,326              -0-
   Vice President                     1994    71,601    23,310         4,892              -0-
                                      1993    63,000       -0-         5,204              -0-
Laurence M. Richmond                  1995    99,000    36,000         5,499           15,000
 Vice President                       1994    64,000    26,000         3,976           10,000
                                      1993    59,200    26,000         4,093           10,000
J. Michael Singleton                  1995    85,200    27,600         5,685              -0-
   Vice President                     1994    74,250    22,000         3,911              -0-
                                      1993    68,750    19,250         5,437              -0-

(1) Other annual compensation includes car allowance, car expense reimbursement, group term life insurance premiums and moving expense reimbursement.

(2) Not included in the above table is an annuity plan available to certain of GNA's officers which provides for annual payments for a ten year period in the amount of $25,000 after the completion of ten years of employment following the date of the award. Each of the officers listed in the Summary Compensation Table above has received two awards payable as follows: Patrick
    E. Welch -$50,000 commencing August 1, 1993; Hans L. Carstensen - $25,000 commencing July 1, 1995 and $25,000 commencing May 1, 1997; Pamela A.
    Hughes -$25,000 commencing May 1, 2002; Laurence M. Richmond - $25,000 commencing December 1, 1993; and James M. Singleton - $25,000 commencing January 1, 1996. An officer's interest in the plan benefits vests at a rate of 10% ($2500) for each year following the date of the award. If an officer dies during the vesting period, his or her estate will receive 100% of the annual payment beginning on the commencement date. If an officer otherwise terminates employment during the vesting period, he or she will be entitled to receive at the commencement date only the vested portion of the plan benefit as of the date of termination.

  In connection with the acquisition by GE Capital of all of the outstanding stock of GNA's parent, GNA Corporation, The Weyerhaeuser Company, at no cost to GNA, made commitments to certain of GNA's officers, including each of the officers listed in the above table except Pamela A. Hughes, for a bonus to be paid if the officer were still employed by us on April 15, 1994 (one year from the closing date of the acquisition). Each of the eligible officers listed above received the bonus.

   No Executive Officer participates in the formulation of his or her compensation. The compensation of Executive Officers is determined by the compensation committee at GNA and the individual to whom the Officer reports and is approved by the parent company of GNA's parent (i.e., the parent company of GNA Corporation).

                               LEGAL PROCEEDINGS

  There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.

                                 LEGAL MATTERS

   Certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contracts and Certificates have been passed upon by Messrs. Jones & Blouch L.L.P., 1025 Thomas Jefferson Street NW, Suite 405 West, Washington, DC 20007-0805. The organization of GNA and its authority to issue the Contracts and the validity of the form of the Contracts have been passed upon by J. Neil McMurdie, Associate Counsel and Assistant Vice President of GNA.

                                    EXPERTS

   GNA's consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 included in this Prospectus have been audited by GNA's independent public accountants (KPMG Peat Marwick LLP as of and for the years ended December 31, 1995 and 1994, and the nine months ended December 31, 1993, and Arthur Andersen LLP for the three months ended March 31, 1993), as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports.

   The report of KPMG Peat Marwick LLP covering the accompanying consolidated financial statements of GNA contains an explanatory paragraph stating that as a result of the acquisition of the company's parent, GNA Corporation, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

                             REGISTRATION STATEMENT

  A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended with respect to the Contracts. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning us and the Contracts. Statements contained in this Prospectus as to the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed in the registration statement.

                                    APPENDIX

  The table below is designed to show the impact of the market value adjustment and withdrawal charge on a single premium of $10,000. It assumes the premium is allocated to a Sub-Account with a 10-year Guarantee Period with a guaranteed rate of interest of 5%. The figures for the 5% and 7% current rates assume after the first Certificate Year the withdrawal of all of the prior year's interest pursuant to the free withdrawal provision (see "First Withdrawal During Certificate Year" above). However, the figures for the 3% current rate assume that the free withdrawal option is not exercised (i.e., the free withdrawal amount is zero), since in that instance it is to the advantage of the Participant to have the surrender charge and market value adjustment apply to the entire amount withdrawn.

  The market value adjustments are based on interpolated current interest rates (defined in the Contract as "C") of 3%, 5% and 7%. The Net Sub-Account Values shown in the table are the maximum amounts available as cash withdrawals. Although the withdrawal charge is a fixed percentage of the amount withdrawn, since the free withdrawal feature affects the amount of the withdrawal subject to withdrawal charges, the amount of the charge for withdrawals varies depending upon whether the free withdrawal option is exercised. Values shown in the table have been rounded to the nearest dollar, and therefore the figures under the Net Sub-Account Value columns may not equal the sum of corresponding figures under the Sub-Account Value, Market Value Adjustment and Withdrawal Charge columns.

  The five percent guaranteed interest rate assumed in the table is used for purposes of illustration only and should not be considered a representation of the interest rate we will guarantee for 10-year Guarantee Periods. Further, the three, five and seven percent interest rates on which the figures in the table have been based should not be considered a prediction as to the extent the current rates we use may vary over the ten year period assumed in the table.

  Market Value Adjustments, Withdrawal Charges and Net Sub-Account Values for a 10-year Sub-Account With a Guaranteed Interest Rate of 5% Based on Interpolated Current Interest Rates of:


                                        3%                                  5%                                 7%         -------
   End of               ----------     ----        -----    ----------     ----        -----    ----------    ----        Net Sub-
 Certificate    Sub-      Market      With-       Net Sub-    Market       With-      Net Sub-    Market      With-       Account
 -----------   Account    Value       drawal      Account     Value        drawal     Account     Value       drawal      -------
    Year        Value   Adjustment    Charge       Value    Adjustment     Charge      Value    Adjustment    Charge       Value
    ----        -----   ----------    ------       -----    ----------     ------      -----    ----------    ------       -----
        1       10,500      1,984        735        11,749         -0-        735        9,765      -1,640       735        8,125
        2       11,025      1,834        662        12,197         -0-        632       10,394      -1,475       632        8,919
        3       11,576      1,668        579        12,666         -0-        553       11,024      -1,367       553        9,656
        4       12,155      1,487        486        13,156         -0-        464       11,691      -1,242       464       10,449
        5       12,763      1,288        382        13,668         -0-        366       12,397      -1,097       366       11,300
        6       13,401      1,072        268        14,204         -0-        256       13,145        -930       256       12,215
        7       14,071        836        141        14,766         -0-        134       13,937        -739       134       13,197
        8       14,775        579        -0-        15,354         -0-        -0-       14,775        -522       -0-       14,252
        9       15,513        301        -0-        15,815         -0-        -0-       15,513        -277       -0-       15,236
       10       16,289        -0-        -0-        16,289         -0-        -0-       16,289         -0-       -0-       16,289

  The formulas used in determining the amounts shown in the above table are as follows:

(1) Market Value Adjustment Factor (MVA) = (1 + Guaranteed Interest Rate)
                                            ----------------------------
    n/365 -1  1 + Current Interest Rate
(2) Maximum Free Withdrawal Amount (MFW) = Prior Year's Interest
(3) Net Sub-Account Value = [(Sub-Account Value-MFW) x (1 + MVA-Withdrawal Charge Percent)] + MFW
(4) Withdrawal Charge = (Sub-Account Value-MFW) x Withdrawal Charge Percent
(5) Market Value Adjustment = [(Sub-Account Value-MFW) x MVA]

                              FINANCIAL STATEMENTS

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Contents

                                                                            Page
                                                                            ----

  Pro Forma Financial Statements:
     Great Northern Insured Annuity Corporation and Subsidiaries
       December 31, 1995 (unaudited)
       Description of Pro Forma Financial Statements....................
       Pro Forma Consolidated Statement of Income for the Year
          Ended December 31, 1995.......................................
       Notes to Pro Forma Financial Statements..........................

  Consolidated Financial Statements:
     Great Northern Insured Annuity Corporation and Subsidiaries
          Independent Auditors' Report..................................

          Consolidated Balance Sheets as of December 31, 1995 1994 Consolidated Statements of Income for the Years Ended
            December 31, 1995, 1994 and 1993............................
          Consolidated Statements of Shareholder's Interest for
           the Years Ended December 31, 1995, 1994 and 1993.............
          Consolidated Statements of Cash Flows for the Years
            Ended December 31, 1995, 1994 and 1993......................

          Notes to Consolidated Financial Statements....................

                                 DESCRIPTION OF
                         PRO FORMA FINANCIAL STATEMENTS
                          (Dollar amounts in millions)
                                  (Unaudited)

Effective October 1, 1995, Great Northern Insured Annuity Corporation ("GNA") was party to a reorganization (the "Reorganization") involving GNA Corporation and certain of its life insurance company subsidiaries. The Reorganization allows all life insurance company subsidiaries of GNA Corporation to file a consolidated federal tax return.

Prior to the Reorganization, General Electric Capital Assurance Company's ("GE Capital Assurance") voting common stock was owned by GNA and its preferred and nonvoting common stock was owned by GNA Corporation. As part of the Reorganization, GNA became a wholly-owned subsidiary of GE Capital Assurance and GE Capital Assurance became a wholly-owned subsidiary of GNA Corporation. In order for GE Capital Assurance to become the direct parent of GNA, GNA Corporation contributed all the stock of GNA to GE Capital Assurance in exchange for voting shares of GE Capital Assurance. GNA distributed its holdings of GE Capital Assurance common stock to GE Capital Assurance with the result that GE Capital Assurance is now wholly-owned by GNA Corporation.

The accompanying unaudited Pro Forma Financial Statement is based on the Consolidated Statements of Income of GNA and GE Capital Assurance for the year ended December 31, 1995, after giving effect to the transaction and the adjustments detailed in the accompanying Notes to Pro Form Financial Statements. The Pro Forma Statement of Income is presented as if the Reorganization had occurred January 1, 1995. The Pro Forma results are presented for informational purposes only, and it should be noted that GNA's actual future financial statements will reflect the effects of the Reorganization as of and from October 1, 1995.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                                  (Unaudited)
                          (Dollar amounts in millions)

                                                         Pro Forma Adjustments        Pro Forma
                                                        ------------------------
                                                         GE Capital        Other
                                               GNA      Assurance(A)        (B)          GNA
                                             ------     ------------       -----        ------
Revenues:
 Net Investment Income                       $784.7        ($343.9)        $ 3.7        $444.5
 Net realized investment gains (losses)       (14.4)          20.5                         6.1
 Premiums                                     177.1           (9.4)                      167.7
 Surrender fee and other income                16.7           (3.6)                       13.1
                                             ------        -------         -----        ------
     Total revenues                           964.1         (336.4)          3.7         631.4
                                             ------        -------         -----        ------

Benefits and expenses:
 Interest Credited                            462.2         (161.7)                     3005.0
 Change in Policy Reserves                    174.5           (8.0)                      166.5
 Annuity and surrender benefits               136.7         (116.3)                       20.4
 Commissions                                   42.9          (10.3)                       32.6
 General Expenses                              71.2          (12.4)                       58.8
 Amortization of intangibles, net              57.5          (11.9)                       45.6
 Increase in deferred acquisition
  costs, net                                  (42.9)          10.8                       (32.1)
                                             ------        -------         -----        ------
     Total Benefits and expenses              902.1         (309.8)           -          592.3
                                             ------        -------         -----        ------

     Income before income taxes and
      minority interest                        62.0          (26.6)          3.7          39.1

Provision for income taxes                    (24.5)          12.1                       (12.4)
                                             ------        -------         -----        ------
     Income before minority interest           37.5          (14.5)          3.7          26.7

Minority Interest                             (11.2)           3.2           8.0            -
                                             ------        -------         -----        ------
     Net Income                              $ 26.3         ($11.3)        $11.7        $ 26.7
                                             ------        -------         -----        ------

        The accompanying notes are an integral part of these unaudited pro forma statements.

Notes to Pro Forma Statements
(Unaudited)

Note 1:

The basis of presentation for the unaudited pro forma financial results is contained on page F-1 and should be read in conjunction the notes hereto.

Note 2:

A. To record the effects of the distribution of GE Capital Assurance capital stock to GNA's parent.

B. To eliminate the effects of minority interest and to record equity income adjustments related to GNA's 48% equity investment in GE Capital Life Assurance Company of New York ("GE Capital Life")(formerly First GNA Life Insurance Company of New York) from January 1, 1995 to September 30, 1995. Following the Reorganization, GE Capital Life will be accounted for on the equity method.

[LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]

    3100 Two Union Square
    601 Union Street
    Seattle, WA 98101-2327


                         INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors
Great Northern Insured Annuity Corporation:

We have audited the accompanying consolidated balance sheets of Great Northern Insured Annuity Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholder's interest, and cash flows for the years then ended and the nine-month period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Insured Annuity Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended and the nine-month period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective April 1, 1993, General Electric Capital Corporation acquired all of the outstanding stock of the Company's parent, GNA Corporation, in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the period before the acquisition and, therefore, is not comparable.


Seattle, Washington                     /s/ KPMG Peat Marwick LLP
January 19, 1996

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Great Northern Insured Annuity Corporation:

We have audited the accompanying consolidated statements of income, shareholder's interest and cash flows of Great Northern Insured Annuity Corporation (a Washington Corporation) and subsidiaries for the three months ended March 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Great Northern Insured Annuity Corporation and subsidiaries' operations and their cash flows for the three months ended March 31, 1993 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen & Co.

ARTHUR ANDERSEN & CO.

Seattle, Washington
 July 14, 1993

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1994

             (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                          ASSETS                              1995     1994
                          ------                            -------- ---------
Investments:
  Fixed maturities, at fair value (amortized cost of
   $4,942.2 in 1995 and $11,322.5 in 1994)................. $5,064.6 $10,281.3
  Mortgage loans, net of valuation allowance of $35.3 in
   1995 and $32.0 in 1994..................................  1,282.4   1,352.1
  Real estate owned........................................      1.1       6.3
  Policy loans.............................................      3.9      88.6
  Short-term investments...................................     28.1      58.7
  Other invested assets....................................    164.0       --
                                                            -------- ---------
    Total investments......................................  6,544.1  11,787.0
Cash.......................................................      1.9      29.2
Accrued investment income..................................     85.6     196.3
Deferred acquisition costs.................................     88.8      92.1
Intangible assets..........................................    156.3     562.7
Deferred income tax benefit................................      --      404.7
Other assets...............................................     32.2      28.2
Separate account assets....................................     17.6       --
                                                            -------- ---------
    Total assets........................................... $6,926.5 $13,100.2
                                                            ======== =========
          LIABILITIES AND SHAREHOLDER'S INTEREST
          --------------------------------------
Liabilities:
  Future annuity and contract benefits..................... $5,977.9 $12,206.5
  Policy and contract claims...............................     89.5     105.5
  Other policyholder liabilities...........................     73.6      93.6
  Deferred income tax liability............................      2.2       --
  Accounts payable and accrued expenses....................    104.1     149.6
  Separate account liabilities.............................     17.6       --
                                                            -------- ---------
    Total liabilities......................................  6,264.9  12,555.2
                                                            -------- ---------
Minority interest..........................................      --      279.6
Shareholder's interest:
  Common stock, $100 par value. Authorized, issued and
   outstanding 25,000 shares...............................      2.5       2.5
  Additional paid-in capital...............................    541.9     719.4
  Net unrealized investment gain (loss)....................     29.9    (528.8)
  Retained earnings........................................     87.3      72.3
                                                            -------- ---------
    Total shareholder's interest...........................    661.6     265.4
                                                            -------- ---------
    Total liabilities and shareholder's interest........... $6,926.5 $13,100.2
                                                            ======== =========





          See accompanying notes to consolidated financial statements.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                          (DOLLAR AMOUNTS IN MILLIONS)

                                                                                                                 1993
                                                                                                        -----------------------
                                                                                                          APRIL 1-   JANUARY 1-
                                                                                         1995    1994   DECEMBER 31   MARCH 31
                                                                                        ------  ------  ------------ ----------
                                                                                                           (POST-
                                                                                                        ACQUISITION)
Revenues:
  Net investment income................................................................ $784.7  $837.8     $477.2      $102.6
  Net realized investment gains (losses)...............................................  (14.4)    6.3        4.3          .1
  Premiums.............................................................................  177.1   117.6       23.4         2.6
  Surrender fee and other income.......................................................   16.7    11.2        8.9         2.8
                                                                                        ------  ------     ------      ------
    Total revenues.....................................................................  964.1   972.9      513.8       108.1
                                                                                        ------  ------     ------      ------
Benefits and expenses:
  Interest credited....................................................................  462.2   489.4      331.4        80.5
  Change in policy reserves............................................................  174.5   120.4       23.0         1.7
  Annuity and surrender benefits.......................................................  136.7   160.9       71.3         1.0
  Commissions..........................................................................   42.9    52.8       20.3         7.5
  General expenses.....................................................................   71.2    46.8       32.5        12.0
  Amortization of intangibles, net.....................................................   57.5    58.0       19.8         --
  Increase in deferred acquisition costs, net..........................................  (42.9)  (63.1)     (27.2)       (8.9)
                                                                                        ------  ------     ------      ------
    Total benefits and expenses........................................................  902.1   865.2      471.1        93.8
                                                                                        ------  ------     ------      ------
    Income before income taxes and minority interest...................................   62.0   107.7       42.7        14.3
Provision for income taxes.............................................................   24.5    44.7       12.2         5.0
                                                                                        ------  ------     ------      ------
    Income before minority interest....................................................   37.5    63.0       30.5         9.3
Minority interest......................................................................   11.2    15.5        5.7         --
                                                                                        ------  ------     ------      ------
    Net income......................................................................... $ 26.3  $ 47.5     $ 24.8      $  9.3
--------------------------------------------------
                                                                                        ======  ======     ======      ======




          See accompanying notes to consolidated financial statements.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDER'S INTEREST

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                          (DOLLAR AMOUNTS IN MILLIONS)

                          COMMON STOCK  ADDITIONAL   UNREALIZED                TOTAL
                          -------------  PAID-IN     INVESTMENT   RETAINED SHAREHOLDER'S
                          SHARES AMOUNT  CAPITAL   GAINS (LOSSES) EARNINGS   INTEREST
                          ------ ------ ---------- -------------- -------- -------------
Balances at December 31,
 1992...................  35,150  $2.0   $ 175.1      $   (.5)     $149.2     $ 325.8
  Net income............     --    --        --           --          9.3         9.3
  Net unrealized
   investment gains.....     --    --        --           2.4         --          2.4
                          ------  ----   -------      -------      ------     -------
Balances at March 31,
 1993...................  35,150   2.0     175.1          1.9       158.5       337.5
                          ======  ====   =======      =======      ======     =======
Balances at April 1,
 1993 (post-
 acquisition)...........  25,000   2.5     543.8          --          --        546.3
  Net income............     --    --        --           --         24.8        24.8
  Capital contribution
   of GE Capital
   Assurance............     --    --      182.9          --          --        182.9
  Net unrealized
   investment losses....     --    --        --         (16.3)        --        (16.3)
                          ------  ----   -------      -------      ------     -------
Balances at December 31,
 1993...................  25,000   2.5     726.7        (16.3)       24.8       737.7
  Net income............     --    --        --           --         47.5        47.5
  Purchase price
   adjustments..........     --    --       (7.3)         --          --         (7.3)
  Net unrealized
   investment losses....     --    --        --        (512.5)        --       (512.5)
                          ------  ----   -------      -------      ------     -------
Balances at December 31,
 1994...................  25,000   2.5     719.4       (528.8)       72.3       265.4
  Net income............     --    --        --           --         26.3        26.3
  Dividend of GE Capital
   Assurance............     --    --     (175.2)         --        (11.3)     (186.5)
  Purchase price
   adjustments..........     --    --       (2.3)         --          --         (2.3)
  Net unrealized
   investment gain......     --    --        --         558.7         --        558.7
                          ------  ----   -------      -------      ------     -------
Balances at December 31,
 1995...................  25,000  $2.5   $ 541.9      $  29.9      $ 87.3     $ 661.6
                          ======  ====   =======      =======      ======     =======





          See accompanying notes to consolidated financial statements.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                          (DOLLAR AMOUNTS IN MILLIONS)

                                                                  1993
                                                         ----------------------
                                                          APRIL 1-   JANUARY 1-
                                     1995       1994     DECEMBER 31  MARCH 31
                                   ---------  ---------  ----------- ----------
Cash flows from operating
 activities:
  Net income...................... $    26.3  $    47.5   $    24.8   $   9.3
                                   ---------  ---------   ---------   -------
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Minority interest.............      11.2       15.5         5.7       --
    Equity in undistributed
     earnings of GE Capital Life..      (1.3)       --          --        --
    Increase in future policy
     benefits.....................     636.7      609.8       357.0      82.2
    Net realized investment
     (gains) losses...............      14.4       (6.3)       (4.3)      (.1)
    Amortization of investment
     premiums and discounts.......      61.4       83.6        80.5      22.8
    Amortization of intangibles...      57.5       58.0        19.4        .4
    Change in certain assets and
     liabilities:
      Decrease (increase) in:
        Accrued investment income.      (6.5)       6.5         (.9)     (4.3)
        Deferred acquisition
         costs....................     (42.9)     (63.1)      (27.2)     (8.9)
        Deferred income tax
         benefit..................       4.0       30.2        (5.5)      --
        Other assets..............      12.6      (10.7)       (3.0)      4.5
      Increase (decrease) in:
        Other policyholder
         liabilities..............     (25.7)     122.7       (34.3)     18.4
        Accounts payable and
         accrued expenses.........      24.1      (13.0)       53.8      (5.8)
                                   ---------  ---------   ---------   -------
        Total adjustments.........     745.5      833.2       441.2     109.2
                                   ---------  ---------   ---------   -------
        Net cash provided by
         operating activities.....     771.8      880.7       466.0     118.5
                                   ---------  ---------   ---------   -------
Cash flows from investing
 activities:
  Proceeds from investments in
   fixed maturities and real
   estate.........................   1,735.6    1,970.8     3,912.0     280.5
  Principal collected on mortgage
   loans..........................     124.4       93.1       117.1       7.1
  Purchases of fixed maturities...  (1,846.5)  (2,413.7)   (4,741.8)   (725.7)
  Mortgage loan originations......    (159.9)    (389.2)     (104.0)    (37.0)
  Dividends received..............       7.1        --          --        --
                                   ---------  ---------   ---------   -------
        Net cash used in investing
         activities...............    (139.3)    (739.0)     (816.7)   (475.1)
                                   ---------  ---------   ---------   -------
Cash flows from financing
 activities:
  Proceeds from issue of
   investment contracts...........     810.3      994.9       489.4     178.5
  Redemption and benefit payments
   on investment contracts........  (1,469.2)  (1,220.6)     (604.4)   (117.6)
  Cash received upon contribution
   of GE Capital Assurance........       --         --        540.4       --
  Cash distributed in conjunction
   with dividend of GE Capital
   Assurance......................     (31.5)       --          --        --
  Short-term borrowings...........       --        (5.0)        5.0       --
                                   ---------  ---------   ---------   -------
        Net cash provided by (used
         in) financing activities.    (690.4)    (230.7)      430.4      60.9
                                   ---------  ---------   ---------   -------
        Net increase (decrease) in
         cash and cash
         equivalents..............     (57.9)     (89.0)       79.7    (295.7)
Cash and cash equivalents at
 beginning of period..............      87.9      176.9        97.2     392.9
                                   ---------  ---------   ---------   -------
Cash and cash equivalents at end
 of period........................ $    30.0  $    87.9   $   176.9   $  97.2
                                   =========  =========   =========   =======


          See accompanying notes to consolidated financial statements.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1994 AND 1993

                         (DOLLAR AMOUNTS IN MILLIONS)

(1) ACQUISITIONS, REORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Acquisitions

  Effective April 1, 1993, General Electric Capital Corporation (GE Capital), all of whose common stock is indirectly owned by General Electric Company, completed the acquisition of 100% of GNA Corporation's capital stock from Weyerhaeuser Company and Weyerhaeuser Financial Services Inc. for a purchase price of $577.4. For tax return purposes, the parties to this purchase have agreed to treat the purchase as an acquisition of assets. Effective July 14, 1993, GE Capital acquired 100% of the issued and outstanding capital stock of United Pacific Life Insurance Company and four of its seven wholly-owned subsidiaries from Reliance Insurance Company and its parent company, Reliance Group Holdings, Inc. for a purchase price of $514.6 in cash (collectively, the Acquisitions). The Acquisitions have been accounted for using the purchase method of accounting. Accordingly, each acquisition's purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at their respective acquisition dates. The consolidated statements of income, shareholder's interest, and cash flows include the effects of purchase adjustments as of their respective acquisition dates. During 1994, United Pacific Life Insurance Company was renamed General Electric Capital Assurance Company (GE Capital Assurance).

 (b) Reorganization

  Effective October 1, 1995, Great Northern Insured Annuity Corporation (GNA or the Company) was party to a reorganization (the Reorganization) involving GNA Corporation and certain of its life insurance company subsidiaries. The Reorganization allows all life insurance company subsidiaries of GNA Corporation to file a consolidated federal tax return.

  Prior to the Reorganization, GE Capital Assurance's voting common stock was owned by GNA and its preferred and nonvoting common stock was owned by GNA Corporation, thus resulting in minority interest. As part of the Reorganization, GNA became a wholly-owned subsidiary of GE Capital Assurance and GE Capital Assurance became a wholly-owned subsidiary of GNA Corporation. Consequently, there was no minority interest recorded on the balance sheet of GNA as of December 31, 1995. In order for GE Capital Assurance to become the direct parent of GNA, GNA Corporation contributed all of the stock of GNA to GE Capital Assurance in exchange for voting shares of GE Capital Assurance. GNA distributed its holdings of GE Capital Assurance common stock to GE Capital Assurance with the result that GE Capital Assurance is now wholly-owned by GNA Corporation.

  The accompanying consolidated financial statements include the accounts of GNA and its subsidiaries prior to the Reorganization, GE Capital Assurance and First GNA Life Insurance Company of New York (First GNA), owned 48% by GNA and 52% by GE Capital Assurance. The results subsequent to the Reorganization include GNA, as well as its proportionate share of First GNA, accounted for under the equity method. Effective February 1, 1996, First GNA was renamed GE Capital Life Insurance Company of New York (GE Capital Life).

 Following are pro forma results of operations of GNA for the years ended December 31, 1995 and 1994, as if the Reorganization had occurred at the beginning of the period presented:

                                                                1995     1994
                                                              -------- --------
      Total revenues......................................... $  631.4 $  509.1
      Net income.............................................     26.7     44.0
      Total assets...........................................  6,926.5  6,578.0
      Total shareholders' interest...........................    661.6    440.6

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

 (c) Basis of Presentation

  These consolidated financial statements are prepared on the basis of generally accepted accounting principles (GAAP) for stock life insurance companies, which vary in several respects from accounting practices prescribed or permitted by the Insurance Commissioners of the states of Washington, Delaware and New York, where the Company and subsidiaries are domiciled.

  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

 (d) Products

  The primary product of the Company is investment type deferred annuities. The Company has also issued life contingent structured settlement policies, single premium whole life policies and a limited number of universal life policies. Investment type immediate annuities are also issued. The Company considers the sale of annuity and life insurance products to be a single segment/line of business.

  GNA primarily sells its products through banks, thrifts and other financial institutions. Three financial institutions accounted for 79% of all deferred and immediate annuity contracts issued during 1995.

  GNA has effective registration statements with the Securities and Exchange Commission for the purposes of marketing Modified Guaranteed Annuity (MGA) and Group Deferred Variable Annuity products. The MGA offers customers a guaranteed interest rate for a predetermined time period and subjects customers to a market value adjustment on early withdrawals. The Group Deferred Variable Annuity offers customers eighteen investment options: eight which invest in shares of a corresponding mutual fund portfolio, and ten which correspond with guaranteed interest rate periods of one to ten years.

 (e) Revenues

  Investment income is recorded when earned. Investment gains and losses are calculated on the basis of specific identification. Premiums from the sale of life contingent annuities are recognized as revenue when contracts are issued. Surrender charges are recognized as income when the policy is surrendered.

 (f) Investments

  The Company has designated its fixed maturities as available for sale beginning December 31, 1993. Those securities are reported at fair value, with net unrealized gains and losses included in equity, net of effects on the present value of future profits, deferred acquisition costs, and deferred income tax. Unrealized losses that are other than temporary are recognized in earnings.

  The Company does not engage in derivatives trading, market-making or other speculative activities. Any instrument designated but ineffective as a hedge is marked to market and recognized in operations immediately. The Company uses interest rate swaps that modify reserve characteristics or designated assets. The Company requires all options to be designated and accounted for as hedges of specific assets, liabilities or committed transactions; resulting payments and receipts are recognized contemporaneously with effects of hedged transactions. A payment or receipt arising from early termination of an effective hedge is accounted for as an adjustment to the basis of the hedged transaction. The Company has no open or outstanding derivative transactions at December 31, 1995 or 1994.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

  Mortgage and policy loans are stated at the unpaid principal balance of such loans, net of allowances for probable uncollectible balances.

  Foreclosed real estate owned is carried at lower of cost or fair value less selling costs, giving consideration to current occupancy rates and economic conditions.

 (g) Statements of Cash Flows

  All highly liquid investments with an original maturity of three months or less are classified as short-term investments on the balance sheets and considered cash equivalents in the statements of cash flows.

  During the years 1995 and 1994 and the nine months ended December 31, 1993 and three months ended March 31, 1993, the Company acquired real estate through foreclosure amounting to $6.6, $1.6, $2.9 and $0.0, respectively, and paid federal and state income taxes of $1.7, $6.8, $40.9 and $0.2, respectively. Effective July 14, 1993, the Company received a capital contribution of $182.9 in the form of GE Capital Assurance's Class A common stock from GNA Corporation. Effective October 1, 1995, the Company's shareholder's interest decreased by $186.5 due to the dividend of its investment in GE Capital Assurance.

 (h) Future Annuity and Contract Benefits

  Investment Contracts

  Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholders' contracts. Interest rates credited to investment contracts are guaranteed for the policy term with renewal rates determined by management. At December 31, 1995 and 1994, investment contracts comprised $5,668.2 and $9,769.1, respectively.

  Insurance Contracts

  Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits is the present value of such benefits based on mortality, and other assumptions which were appropriate at the time the policies were issued. These assumptions are periodically evaluated for potential premium deficiencies. At December 31, 1995 and 1994, insurance contracts comprised $309.7 and $2,437.4, respectively.

  Interest rate assumptions used in calculating the present value of future annuity and contract benefits range from 4.0% to 9.0%.

 (i) Deferred Acquisition Costs

  Acquisition costs include costs and expenses which vary with and are primarily related to the acquisition of insurance and investment contracts, such as commissions, direct advertising and printing, and certain support costs such as underwriting and policy issue expenses. Acquisition costs capitalized are determined by actual costs and expenses incurred by product in the year of issue. For investment contracts, the amortization is based on the present value of the anticipated gross profits from investments, interest credited, surrender charges, mortality and maintenance expenses. As actual gross profits vary from projected, the impact on amortization is included in net income. For insurance contracts, the acquisition costs are amortized in relation to the benefit payments.

  Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balances. If such comparison indicates that the expected gross profits will not be sufficient to recover the asset, the difference will be charged to expense.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

  In conjunction with the Acquisitions, the unamortized deferred acquisition cost balance existing on the respective purchase dates was eliminated. Activity in deferred acquisition costs was as follows:

                                                                                                                 1993
                                                                                                        ----------------------
                                                                                                         APRIL 1-   JANUARY 1-
                                                                                           1995   1994  DECEMBER 31  MARCH 31
                                                                                          ------  ----- ----------- ----------
   Beginning unamortized balance......................................................... $ 90.2  $27.1    $ --       $255.2
   Dividend of GE Capital Assurance......................................................  (26.6)   --       --          --
   Costs deferred........................................................................   53.0   62.8     26.4        10.8
   Amortization, net.....................................................................  (10.1)    .3       .7        (1.8)
                                                                                          ------  -----    -----      ------
   Ending unamortized balance............................................................  106.5   90.2     27.1       264.2
   Cumulative effect of net unrealized investment (gains) losses.........................  (17.7)   1.9      --          --
                                                                                          ------  -----    -----      ------
   Recorded balance...................................................................... $ 88.8  $92.1    $27.1      $264.2
   --------------------------------------------------
                                                                                          ======  =====    =====      ======

 (j) Intangible Assets

  (1) Present Value of Future Profits

  In conjunction with the Acquisitions, a portion of the purchase price was assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits (PVFP), is actuarially determined based on the present value of projected future gross profits on contracts acquired.

  The method used by the Company to value PVFP is summarized as follows: (1) identify the future gross profits attributable to certain lines of business,
(2) identify the risks inherent in realizing those gross profits, and (3) discount these gross profits at the rate of return that the Company believes it must earn in order to accept the inherent risks.

  After PVFP is determined, the amount is amortized, net of accreted interest, based on the incidence of the expected gross profits. Interest accretes at rates credited to policyholders on underlying contracts. As actual gross profits vary from projection, the impact on amortization is included in net income.

  Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balances. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference will be charged to expense.

  Activity in PVFP was as follows:

                                                                     APRIL 1-
                                                                   DECEMBER 31,
                                                    1995    1994       1993
                                                   ------  ------  ------------
   Beginning unamortized balance.................. $313.9  $363.9     $322.2
   Dividend of GE Capital Assurance...............  (74.0)
   GE Capital Assurance purchase, July 15, 1993...    --      --        59.4
   Interest accrued at 4.8% in 1995 and 4.9% in
    1994 and 5.5% in 1993.........................   15.4    17.8       14.2
   Amortization...................................  (67.8)  (67.8)     (31.9)
                                                   ------  ------     ------
   Ending unamortized balance.....................  187.5   313.9      363.9
   Cumulative effect of net unrealized investment
    gains (losses)................................  (65.1)  101.2      (10.2)
                                                   ------  ------     ------
   Recorded balance............................... $122.4  $415.1     $353.7
                                                   ======  ======     ======

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

  Amortization of PVFP, net of accretion, as a percent of the unamortized PVFP balance for the next five years is estimated as follows:

             1996................................. 17%
             1997................................. 16%
             1998................................. 14%
             1999................................. 12%
             2000................................. 10%

 (2) Goodwill

  In conjunction with the Acquisitions, $150.6 of goodwill was recorded and will be amortized over 25 years. This asset has been adjusted to reflect the final GNA purchase price. In conjunction with the Reorganization, goodwill was reduced by $103.4. During the years ended December 31, 1995 and 1994 and the period April 1 through December 31, 1993, $4.8, $7.8 and $2.0, respectively, was amortized. As of December 31, 1995, the unamortized balance of goodwill was $32.6. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

 (k) Federal Income Tax

  The Company is included with GE Capital Assurance in a life insurance consolidated federal income tax return. Prior to April 1, 1993, the Company was included in the consolidated federal income tax return of the Weyerhauser Company. Current and deferred taxes are allocated by applying the asset and liability method of accounting for deferred income taxes to members of the group as if each member was a separate taxpayer. Intercompany balances are settled annually.

 (l) Separate Accounts

  The separate account assets and liabilities represent funds held for the exclusive benefit of the Deferred Variable Annuity contract owners. The Company receives mortality risk fees and administration fees from the variable annuity mutual fund portfolios and separate account assets.

 (m) Reclassifications

  Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform to the 1995 presentation. These reclassifications have no effect on reported net income or financial position.

(2)INVESTMENTS

 (a) Fixed Maturities

  At December 31, the amortized cost, gross unrealized gains and losses, and fair value of the Company's fixed maturities available-for-sale portfolio were as follows:

                                                            GROSS
                                                         UNREALIZED
                                              AMORTIZED -------------    FAIR
                    1995                        COST    GAINS  LOSSES   VALUE
                    ----                      --------- ------ ------  --------
United States debt securities and agency
 issues...................................... $  140.6  $ 13.1 $  (.7) $  153.0
Corporate debt securities....................  3,162.2    99.5  (11.7)  3,250.0
Mortgage-backed securities...................  1,639.4    44.2  (22.0)  1,661.6
                                              --------  ------ ------  --------
    Totals................................... $4,942.2  $156.8 $(34.4) $5,064.6
                                              ========  ====== ======  ========

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

                                                          GROSS
                                                       UNREALIZED
                                           AMORTIZED ---------------    FAIR
                   1994                      COST    GAINS  LOSSES      VALUE
                   ----                    --------- ----- ---------  ---------
United States debt securities and agency
 issues................................... $   838.3 $ --  $  (143.6) $   694.7
State debt securities.....................       8.9   --        (.3)       8.6
Foreign debt securities...................      21.1   --       (2.3)      18.8
Corporate debt securities.................   8,199.8   2.3    (734.0)   7,468.1
Redeemable preferred stock................      16.8   --       (4.1)      12.7
Mortgage-backed securities................   2,237.6  13.7    (172.9)   2,078.4
                                           --------- ----- ---------  ---------
    Totals................................ $11,322.5 $16.0 $(1,057.2) $10,281.3
                                           ========= ===== =========  =========

  At December 31, 1995, approximately 23.5%, 20% and 8.4% of the Company's investment portfolio is comprised of securities issued by the manufacturing, financial and utility industries, respectively, the vast majority of which are rated investment grade, and which are senior secured bonds. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

  At December 31, 1995, the Company did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholder's interest before net unrealized investment gains (losses).

  As required by law, the Company has investments on deposit of $2.9 and $5.0 at December 31, 1995 and 1994, respectively, with governmental authorities and banks for the protection of policyholders.

  For the years ended December 31, the sources of investment income of the Company were as follows:

                                                                                                               1993
                                                                                                    --------------------------
                                                                                                     APRIL 1-   JANUARY 1-
                                                                                     1995    1994   DECEMBER 31  MARCH 31
                                                                                    ------  ------  ----------- ----------
   Fixed maturities................................................................ $666.8  $724.9    $398.7      $ 76.9
   Mortgage loans..................................................................  122.3   105.7      76.1        24.9
   Other...........................................................................    2.3    13.7       5.2         2.2
                                                                                    ------  ------    ------      ------
   Gross investment income.........................................................  791.4   844.3     480.0       104.0
   Investment expense..............................................................   (6.7)   (6.5)     (2.8)       (1.4)
                                                                                    ------  ------    ------      ------
       investment income........................................................... $784.7  $837.8    $477.2      $102.6
                                                                                    ======  ======    ======      ======

  For the years ended December 31, the Company realized sales proceeds, gross investment gains and losses as follows:

                                                                                                              1993
                                                                                                   --------------------------
                                                                                                    APRIL 1-   JANUARY 1-
                                                                                    1995    1994   DECEMBER 31  MARCH 31
                                                                                   ------  ------  ----------- ----------
   Sales proceeds................................................................. $998.9  $860.1   $2,591.4     $15.7
                                                                                   ------  ------   --------     -----
   Gross realized investment:
   Gains.......................................................................... $ 16.6  $ 17.5   $   35.3     $  .9
   Losses.........................................................................  (31.0)  (11.2)     (31.0)      (.8)
   --------------------------------------------------                              ------  ------   --------     -----
   Net realized investment gains (losses)......................................... $(14.4) $  6.3   $    4.3     $  .1
                                                                                   ======  ======   ========     =====

  The additional proceeds from investments result from principal collected on mortgage-backed securities, maturities, calls and sinking payments.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

  Fixed maturities are considered available for sale. Accordingly, fixed maturities are accounted for at fair value through shareholder's interest, net of the following adjustments:

                                                              1995     1994
                                                             ------  ---------
      Fixed maturities...................................... $122.4  $(1,041.2)
      Other invested assets.................................    5.2        --
      Deferred acquisition costs............................  (17.7)       1.9
      Present value of future profits.......................  (65.1)     101.2
      Deferred income taxes.................................  (14.9)     328.3
      Minority interest.....................................    --        81.0
                                                             ------  ---------
          Net unrealized investment gain (loss)............. $ 29.9  $  (528.8)
                                                             ======  =========

  The maturity distribution of the fixed maturities portfolio at December 31 was as follows:

                                                1995               1994
                                         ------------------ -------------------
                                         AMORTIZED   FAIR   AMORTIZED   FAIR
                                           COST     VALUE     COST      VALUE
                                         --------- -------- --------- ---------
   Due in one year or less.............. $  345.8  $  345.7 $   257.7 $   254.7
   Due between one year through five
    years...............................  1,873.6   1,916.2   3,093.2   2,917.0
   Due between five years through ten
    years...............................    636.7     655.6   2,922.5   2,635.4
   Due after ten years..................    446.7     485.5   2,811.5   2,395.8
                                         --------  -------- --------- ---------
       Subtotals........................  3,302.8   3,403.0   9,084.9   8,202.9
   Mortgage-backed securities...........  1,639.4   1,661.6   2,237.6   2,078.4
                                         --------  -------- --------- ---------
       Totals........................... $4,942.2  $5,064.6 $11,322.5 $10,281.3
                                         ========  ======== ========= =========

  The evaluation of investment and credit risk is undertaken by a number of rating services, such as Standard & Poor's Corporation and Moody's Investors Services. These services assign a letter rating to each security on the basis of their evaluation. Bonds with ratings ranging from AAA to BBB are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, some securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as "not rated"; this has neither positive nor negative implications regarding the value of the security.

  The fixed maturities portfolio at December 31 consisted of the following classes of securities:

                                                    1995             1994
                                              ---------------- -----------------
                                                FAIR             FAIR
                                               VALUE   PERCENT   VALUE   PERCENT
                                              -------- ------- --------- -------
   Agencies and treasuries................... $1,377.2   27.2% $ 2,015.5   19.6%
   AAA.......................................    283.7    5.6      390.2    3.8
   AA........................................    214.7    4.3      792.0    7.7
   A.........................................  1,546.3   30.5    2,948.4   28.7
   BBB.......................................  1,225.6   24.2    3,166.9   30.8
   BB........................................     71.0    1.4      429.6    4.2
   B.........................................      5.2     .1       67.8     .7
   Not rated.................................    340.9    6.7      470.9    4.5
                                              --------  -----  ---------  -----
       Totals................................ $5,064.6  100.0% $10,281.3  100.0%
                                              ========  =====  =========  =====

  At December 31, 1995, there were no bonds in default as to interest and principal.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

 (b) Mortgage Loans

  At December 31, 1995 and 1994, the Company's mortgage loan portfolio consisted of 1,161 and 1,226, respectively, first mortgage loans on commercial real estate properties. The loans, which are originated by the Company through a network of mortgage bankers, are made only on completed, leased properties and have a maximum loan-to-value ratio of 75% at the date of origination. The Company does not engage in construction lending or land loans.

  The Company originated $18.5, $62.3 and $30.9 of mortgages secured by real estate in California, which represent 13%, 16% and 22% of total originations for the years ended December 31, 1995, 1994 and 1993, respectively. At December 31, 1995 and 1994, respectively, the Company held $519.2 and $558.3 in mortgages secured by real estate in California; this is 40% of the total mortgage portfolio, for both years

  On January 1, 1995, GNA adopted Statement of Financial Accounting Standards
(SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and the related SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures. There was no effect of adopting the Statements on 1995 results of operations or financial position because the allowance for losses established under the previous accounting policy continued to be appropriate following the accounting change. The Statements require disclosures of impaired loans--loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement, based on current information and events. At December 31, 1995, loans that required disclosure as impaired amounted to $16.2. For $3.2 of such loans, the required allowance for losses was $0.1. The remaining $13.0 of loans represents the recorded investment in loans that are fully recoverable, but only because the recorded investment had been reduced through charge-offs or deferral of income recognition. These loans must be disclosed under the Statements' technical definition of "impaired" because GNA will be unable to collect all amounts due according to original contractual terms of the loan agreement. Under the Statements, such loans do not require an allowance for losses. GNA's average investment in impaired loans requiring disclosure under the Statements was $11.3 during 1995, with revenue of $1.3 recognized, principally on the cash basis.

  The following table shows the activity in the allowance for losses during the years ended December 31:

                                                                                                                  1993
                                                                                                         ----------------------
                                                                                                          APRIL 1-   JANUARY 1-
                                                                                           1995   1994   DECEMBER 31  MARCH 31
                                                                                           -----  -----  ----------- ----------
   Balance at beginning of period......................................................... $32.0  $30.5     $30.4       $ .8
   Dividend of GE Capital Assurance.......................................................   (.3)   --        --         --
   Additions..............................................................................   2.8    2.4       2.6         .8
   Amounts written off, net...............................................................    .8    (.9)     (2.5)       (.6)
                                                                                           -----  -----     -----       ----
   Balance at end of period............................................................... $35.3  $32.0     $30.5       $1.0
   --------------------------------------------------
                                                                                           =====  =====     =====       ====

  The net amount of mortgages written off during 1995 include actual write-offs of $2.0. The write-offs represented 0.15% of average mortgage loans outstanding during 1995, compared with 0.07% and 0.57% during 1994 and 1993, respectively.

  The allowance for losses on mortgage loans at December 31, 1995 and 1994 represented 2.7% and 2.3% of total mortgage loans, respectively.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

 (c) Investment in GE Capital Life

  A portion of other invested assets at December 31, 1995 included $123.6 for the Company's 48% investment in GE Capital Life, accounted for under the equity method. Other investment income includes $1.3 for equity in earnings of GE Capital Life subsequent to the Reorganization. Prior to the Reorganization, GE Capital Life was consolidated. Following is the summarized financial information for GE Capital Life for the year ended December 31, 1995:

      Total revenue................................................... $  102.0
      Total expenses..................................................     84.1
                                                                       --------
          Income before income taxes..................................     17.9
      Provision for income taxes......................................      8.4
                                                                       --------
          Net income.................................................. $    9.5
                                                                       ========
      Total investments............................................... $1,491.6
      Other assets....................................................    100.1
                                                                       --------
          Total assets................................................ $1,591.7
                                                                       ========
      Total liabilities............................................... $1,334.9
      Shareholders' interest..........................................    256.8
                                                                       --------
      Total liabilities and shareholders' interest.................... $1,591.7
                                                                       ========

(3) INCOME TAXES

  The total provision for income taxes for the years ended December 31 consisted of the following components:

                                                                                                                1993
                                                                                                       ----------------------
                                                                                                        APRIL 1-   JANUARY 1-
                                                                                           1995  1994  DECEMBER 31  MARCH 31
                                                                                           ----- ----- ----------- ----------
   Current federal income tax provision................................................... $19.5 $12.0    $27.6       $3.6
   Deferred federal income tax provision (benefit)........................................   3.9  29.2    (17.2)       1.2
                                                                                           ----- -----    -----       ----
       Subtotal--federal provision........................................................  23.4  41.2     10.4        4.8
                                                                                           ----- -----    -----       ----
   Current state income tax provision.....................................................   1.0   2.5      3.0         .2
   Deferred state income tax provision (benefit)..........................................    .1   1.0     (1.2)       --
                                                                                           ----- -----    -----       ----
      Subtotal--federal provision.........................................................   1.1   3.5      1.8         .2
                                                                                           ----- -----    -----       ----
       Total provision for income taxes................................................... $24.5 $44.7    $12.2       $5.0
                                                                                           ===== =====    =====       ====

  On August 10, 1993, the federal income tax rate applied to corporations was increased from 34% to 35% effective January 1, 1993, due to the Omnibus Budget Reconciliation Act of 1993. This change has been reflected in net income for the nine months ended December 31, 1993.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

  The following reconciles the federal statutory tax rate of 35% to the reported income tax provision (benefit):

                                                                                                                1993
                                                                                                       ----------------------
                                                                                                        APRIL 1-   JANUARY 1-
                                                                                           1995  1994  DECEMBER 31  MARCH 31
                                                                                           ----  ----  ----------- ----------
   Federal statutory corporate tax rate................................................... 35.0% 35.0%    35.0%       34.0%
   State income tax.......................................................................  1.2   2.2      1.9         1.0
   Rate change............................................................................   --    --     (9.4)         --
   Goodwill amortization..................................................................  2.7   2.5      1.6          --
   Other, net.............................................................................  0.6   1.8      (.5)         --
                                                                                           ----  ----     ----        ----
       Effective rate..................................................................... 39.5% 41.5%    28.6%       35.0%
   --------------------------------------------------
                                                                                           ====  ====     ====        ====

  The components of the net deferred income tax benefit (liability) at December 31 were as follows:

                                                                  1995    1994
                                                                 ------  ------
      Assets:
        Net unrealized investment loss.......................... $  --   $328.3
        Mortgage loans and real estate..........................    4.4     --
        Future annuity and contract benefits....................   58.5   241.7
        Net operating loss carryforward.........................    --     66.6
        Guaranty association assessments........................   15.6    22.6
        Deferred acquisition costs..............................    --      3.9
        Other assets............................................    1.5     6.2
                                                                 ------  ------
          Total deferred tax assets.............................   80.0   669.3
        Valuation allowance for deferred tax assets.............    --    (66.6)
                                                                 ------  ------
          Net deferred tax assets...............................   80.0   602.7
                                                                 ------  ------
      Liabilities:
        Net unrealized investment gain..........................  (14.9)    --
        Fixed maturity valuation................................    --    (94.2)
        Present value of future profits.........................  (55.7)  (95.9)
        Deferred acquisition costs..............................   (6.1)    --
        Other...................................................   (5.5)   (7.9)
                                                                 ------  ------
          Total deferred tax liabilities........................  (82.2) (198.0)
                                                                 ------  ------
          Net deferred income tax benefit (liability)........... $ (2.2) $404.7
                                                                 ======  ======

  The significant change in deferred taxes is due to both lower interest rates in 1995, which affect the unrealized gain or loss, as well as the Reorganization.

  Based on an analysis of the Company's tax position, management believes it is more likely than not that the results of future operations and tax planning strategies will generate sufficient taxable income to realize deferred tax assets. No valuation allowance for deferred tax assets for 1995 was deemed necessary following the effects of the Reorganization. During the year 1994, the Company had recorded a valuation allowance of $66.6 representing the entire balance of the deferred tax asset for net operating loss carryforwards related to GE Capital Assurance.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

(4) RELATED-PARTY TRANSACTIONS

  During the years ended December 31, 1995, 1994 and 1993, the Company received $1.6, $2.6 and $6.3, respectively, from its affiliates, GNA Securities, Inc. and GNA Distributors, Inc. for reimbursement of marketing, administrative and general office expenses.

  Prior to the Reorganization, the Company received $3.6 from GE Capital Life and paid $31.2 to GE Capital Assurance for settlement of intercompany tax payments. There were no intercompany tax payments during 1994.

(5) COMMITMENTS AND CONTINGENCIES

 (a) Mortgage Loan Commitments

  As of December 31, 1995 and 1994, the Company was committed to fund $20.2 and $126.7, respectively, in mortgage loans.

 (b) Leases

  The Company leases the office space used in its operations. Lease expense for the years ended December 31, 1995 and 1994, nine months ended December 31, 1993 and three months ended March 31, 1993 amounted to $3.4, $3.4, $2.5 and $0.8, respectively.

  Future minimum commitments under operating leases as of December 31, 1995 are summarized as follows:

             1996............................... $ 4.1
             1997...............................   3.8
             1998...............................   3.7
             1999...............................   2.8
                                                 -----
                 Total.......................... $14.4
                                                 =====

  Rates for certain office space leases are subject to inflationary increases. The effect of such inflationary increases has not been reflected in the future minimum commitments.

 (c) Deferred Compensation Arrangements

  The Company has nonqualified deferred compensation arrangements with certain senior officers. Compensation earned will be paid through a ten-year annuity, commencing ten years from the date of employment or promotion. Deferred compensation vests at 10% for each year of service. The present value of accrued amounts vested at December 31, 1995 and 1994 were $3.2 and $3.6, respectively. During the years ended December 31, 1995 and 1994, nine months ended December 31, 1993 and three months ended March 31, 1993, the Company expensed $0.5, $0.6, $0.5 and $0.2, respectively, related to deferred compensation.

 (d) Guaranty Association Assessments

  The Company is required by law to participate in the guaranty associations of the various states in which it does business. The state guaranty associations ensure payment of guaranteed benefits, with certain restrictions to policyholders of impaired or insolvent insurance companies, by assessing all other companies involved in similar lines of business.

  There are currently several insurance companies which had substantial amounts of annuity business, in the process of liquidation or rehabilitation. The Company paid $6.6, $10.3, $3.5 and $0.9 to various state guaranty

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES associations during the years ended December 31, 1995 and 1994, nine months ended December 31, 1993 and three months ended March 31, 1993, respectively. The Company accrues its best estimate for known insolvencies. At December 31, 1995 and 1994, accounts payable and accrued expenses include $38.2 and $46.8, respectively, related to estimated assessments. The Company expensed $20.4 of related assessments during the fourth quarter of 1995.

 (e) Litigation

  There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.

(6) STATUTORY BASIS DATA AND RESTRICTION OF RETAINED EARNINGS

  The Company files financial statements with state insurance regulatory authorities which are prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory accounting practices differ from GAAP in several respects, causing differences in reported net income and shareholder's interest. The Company, however, has no significant permitted accounting practices which vary from prescribed accounting practices or GAAP.

  The National Association of Insurance Commissioners (NAIC) has adopted Risk-Based Capital (RBC) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset quality, (ii) insurance risk, (iii) interest rate risk, and (iv) other business factors. The RBC formula is designed as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of its operations, the Company monitors the level of its RBC and it exceeds the minimum required levels.

  The principal differences between GAAP and statutory accounting practices are shown in the following reconciliation of net income:

                                                                 1993
                                                        ----------------------
                                                         APRIL 1-   JANAURY 1-
                                         1995    1994   DECEMBER 31  MARCH 31
                                         -----  ------  ----------- ----------
   Net income-GAAP...................... $26.3  $ 47.5    $ 24.8      $ 9.3
   Investment income....................  20.5    96.8     120.0        6.4
   Equity income of subsidiaries........   3.0     --        --         --
   Net realized investment losses.......   3.1   (16.7)    (24.2)       --
   Amortization of interest maintenance
    reserve, net of transferred gains
    and losses..........................  (5.4)   15.5      12.2         .4
   Adjustment to liability for future
    annuity and contract benefits.......   (.4) (106.8)   (157.4)       2.2
   Deferred acquisition costs, less
    amortization........................ (32.1)  (63.1)    (27.2)      (8.9)
   Amortization of intangibles..........  45.5    58.0      19.8        --
   Guaranty association assessments.....  16.0    (7.3)      (.4)       3.5
   Deferred income taxes................  (2.2)   50.4      22.9        1.0
   Minority interest....................   --     15.5       5.7        --
   Statutory loss (pre-acquisition).....   --      --      (12.7)       --
   Other................................   2.4    (7.2)     (5.9)       --
                                         -----  ------    ------      -----
       Statutory net income (loss)...... $76.7  $ 82.6    $(22.4)     $13.9
                                         -----  ------    ------      -----
   Statutory net income (loss) by
    company:
     GNA................................ $76.7  $ 36.9    $ 44.4      $12.6
     GE Capital Assurance...............   --     30.0     (95.0)       --
     GE Capital Life....................   --     15.7      28.2        1.3
                                         -----  ------    ------      -----
       Totals........................... $76.7  $ 82.6    $(22.4)     $13.9
                                         =====  ======    ======      =====

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

  The principal differences between GAAP shareholder's interest and statutory basis capital and surplus at December 31 are as follows:

                                                                1995     1994
                                                               -------  -------
      Shareholder's interest--GAAP............................ $ 661.6  $ 265.4
      Investment valuation....................................  (112.4)   791.7
      Investment in subsidiaries/affiliates...................   (47.5)   185.7
      Deferred acquisition costs..............................   (88.8)   (92.1)
      Intangible assets.......................................  (156.3)  (562.7)
      Deferred income taxes...................................     2.2   (404.7)
      Nonadmitted assets......................................    (8.7)   (43.3)
      Future annuity and contract benefits valuation..........   135.9    544.7
      Interest maintenance reserve............................    (9.5)  (126.6)
      Asset valuation reserve.................................   (59.5)  (108.3)
      Guaranty association assessments........................    44.8     63.0
      Minority interest.......................................     --     279.6
      Other, net..............................................    (4.9)    (1.5)
                                                               -------  -------
          Statutory capital and surplus....................... $ 356.9  $ 790.9
                                                               =======  =======
      Statutory capital and surplus by company:
        GNA................................................... $ 356.9  $ 298.7
        GE Capital Assurance..................................     --     343.2
        GE Capital Life.......................................     --     149.0
                                                               -------  -------
          Totals.............................................. $ 356.9  $ 790.9
                                                               =======  =======

  Statutory basis capital and surplus increased due to the Reorganization by $32.7 primarily related to the decrease in nonadmitted assets for the Company's investment in GE Capital Assurance.

  Prior to its acquisition, GE Capital Assurance had entered into reinsurance agreements with various companies (including Employers Reassurance Corporation, an affiliate of GE Capital), to cede single premium deferred annuities on a modified-coinsurance basis. The net effect of these transactions are to increase statutory surplus by $31.5 at December 31, 1994. There were no reinsurance effects at December 31, 1995 due to the Reorganization.

  These reinsurance agreements do not relieve the Company from its primary obligation to the policyholders, and have been recorded as deposits in the accompanying consolidated financial statements.

  Insurance companies are restricted by certain states as to the amount of dividends they may pay within a given calendar year to their parent without regulatory consent. That restriction is the greater of statutory net gain from operations for the previous year or 10% of the policyholder surplus (net of common stock) at the close of the previous year, subject to a maximum limit equal to statutory earned surplus. At December 31, 1995, approximately $78.3 was available for dividend payments in 1996.

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company has no derivative financial instruments other than mortgage loan commitments of $20.2 and $126.7 at December 31, 1995 and 1994, respectively. The fair value of fixed rate mortgage loan commitments approximates the nominal amounts due to the short term nature of these commitments.

          GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

  The fair values of financial instruments presented in the applicable notes to the Company's consolidated financial statements are estimates of the fair values at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

  The fair value of fixed maturities and other invested assets equals quoted market price, if available. If a quoted market price is not available, fair values are estimated based on management's judgment using market prices for similar instruments.

  The fair value of mortgage loans is estimated by discounting the estimated future cash flows using current loan origination rates adjusted for credit risks.

  The fair value of policy loans approximates the carrying values because the interest rates used in discounted cash flow analysis (current rates offered on policy loans) are substantially equal to the policy loan interest rates offered in the past.

  For short-term investments, the carrying amount is a reasonable estimate of fair value.

  The estimated fair value of investment contracts is the amount payable on demand (cash surrender value) for deferred annuities and the net present value, based on interest rates currently offered on similar contracts, for non-life contingent immediate annuities. Fair value disclosures are not required for insurance contracts.

  At December 31, the carrying amounts and fair values of the Company's financial instruments were as follows:

                                                 1995               1994
                                           ----------------- -------------------
                                           CARRYING   FAIR   CARRYING    FAIR
   FINANCIAL INSTRUMENTS                    AMOUNT   VALUE    AMOUNT     VALUE
   ---------------------                   -------- -------- --------- ---------
   Fixed maturities....................... $5,064.6 $5,064.6 $10,281.3 $10,281.3
   Mortgage loans.........................  1,282.4  1,344.9   1,352.1   1,312.7
   Policy loans...........................      3.9      3.9      88.6      88.6
   Short-term investments.................     28.1     28.1      58.7      58.7
   Other invested assets..................     40.4     40.4       --        --
                                           -------- -------- --------- ---------
       Total assets....................... $6,419.4 $6,481.9 $11,780.7 $11,741.3
                                           ======== ======== ========= =========
   Investment contracts................... $5,668.2 $5,514.9 $ 9,769.1 $ 9,466.1
                                           ======== ======== ========= =========

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of issuance and Distribution.
          -------------------------------------------

 The expenses of the issuance and distribution of the Contracts, other than any underwriting discounts and commissions, are as follows:


                                                   Amount
                                                   ------
NASD Fee                                       $    5,500
Securities and Exchange Commission
 Registration Fee                                  17,241
Printing and Engraving                             60,800
Accounting fees and expenses                       95,300
Legal fees and expenses                            43,600
                                               -----------
    Total Expenses                             $  222,441

Item 14.  Indemnification of Officers and Directors.
          -----------------------------------------

 The registrant's By-Laws provide, inter alia, that any director, officer or
                                   ----- ----
employee of the registrant may be indemnified by the registrant against liability (including fines, penalties and amounts paid or incurred in settlement of any action or in the satisfaction of a judgment except a judgment in favor of the registrant) and reasonable expenses incurred by him or her in connection with any action of whatever nature, whether civil, criminal, administrative or investigative, in which her or she may be involved by reason of his or her having been a director, officer or employee of the registrant. In the case of an action brought by or in the right of the registrant, a person who has been successful on the merits shall be indemnified as of right, no person who has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the registrant shall be indemnified, and any other party shall be indemnified if the Board of Directors, acting by a quorum consisting of directors not having an interest in the action, determines that such person has not been guilty of negligence or misconduct in the performance of his or her duty to the registrant. In the case of any other action, a person who has been successful on the merits shall be indemnified as of right and any other person shall be indemnified if the Board of Directors, acting by a quorum consisting of directors not having an interest in the action, determines that such person acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the registrant and, in any criminal action or proceeding, that such person had no reasonable cause to believe that his or her conduct was unlawful.

Item 15.  Recent Sales of Unregistered Securities.
          ---------------------------------------

 During the past three years the registrant has sold no securities which were not registered pursuant to the Securities Act of 1933.

Item 16.  Financial Statements and Exhibits.
          ---------------------------------

        (a) Exhibits

                1.1 Form of Underwriting Agreement between Great Northern Insured Annuity Corporation and GNA Distributors, Inc. Previously filed as Exhibit 1.1 with pre-effective amendment No. 1 to Form S-1 filed on January 14, 1994.

              3.1 Articles of Incorporation of Great Northern Insured Annuity Corporation. Previously filed as Exhibit 3.1 to Form S-1 on
              May 14, 1993.

              3.2 By-laws of Great Northern Insured Annuity Corporation. Previously filed as Exhibit 3.2 to Form S-1 on May 14, 1993.

              4.1 Group Modified Guaranteed Annuity Contract. Previously filed as Exhibit 4.1 to Form S-1 on May 14, 1993.

              4.2 Addendum to Contract or Certificate for Modified Guaranteed Annuity. Previously filed as Exhibit 4.2 to Form S-1 on
              May 14, 1993.

              4.3 Certificate of Participation. Previously filed as Exhibit 4.3 to Form S-1 on May 14, 1993.

              4.4 Addendum to Modified Guaranteed Annuity Certificate for 403(b) Annuity. Previously filed as Exhibit 4.4 to Form S-1 on May 14, 1993.

              4.5 Addendum to Modified Guaranteed Annuity Certificate for Individual Retirement Annuity. Previously filed as Exhibit 4.5 to Form S-1 on May 14, 1993.

              5. Opinion and Consent of J. Neil McMurdie, Esq., Associate Counsel and Assistant Vice President.

              23.1 Consent of KPMG Peat Marwick LLP.

              23.2 Consent of Arthur Andersen LLP.

            23.3  Consent of Jones & Blouch L.L.P..

    (b) Financial Statement Schedules.

            See Financial Statements in Prospectus.

Item 17.  Undertakings.
          ------------

    (a)  Rule 415 Offering.

        Previously furnished.

    (b)  Indemnification.

        Previously furnished.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this ___________ day of ______________________, 1996.

     Great Northern Insured Annuity Corporation
     ------------------------------------------
       (Registrant)


     By:
         --------------------------------
         Patrick E. Welch, President

ATTEST:

----------------------------------
John W. Attey, Acting Secretary

 Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities indicated on this _______ day of _____________________, 1996.


Signature                                 Title
---------                                 -----

                                 Director, Senior Vice President and
-------------------------        Chief Marketing Officer
Hans L. Carstensen, III

                                 Director and Senior Vice President
-------------------------
Stephen P. Joyce

                                 Director and Senior Vice President
-------------------------
Charles A. Kaminski

                                 Director, Senior Vice President and
-------------------------        Chief Actuary
Victor C. Moses

                                 Director and Senior Vice President
-------------------------
Kenneth F. Starr

      Signature                                    Title
      ---------                                    -----


---------------------------      Treasurer
Jeffrey I. Hugunin


                                 Vice President and Controller (Principal
                                 Accounting Officer)
---------------------------
Thomas W. Casey


                                 Director, Senior Vice President and  Chief
                                 Financial Officer (Principal Financial Officer)
---------------------------
Geoffrey S. Stiff

                                 Director, President and Chief Executive
                                 Officer (Principal Executive Officer)
---------------------------
Patrick E. Welch

                                    EXHIBITS

                                 EXHIBIT INDEX

                                                           Page in Sequential
                                                        Numbering System Where
        Exhibit No.                 Description             Exhibit Located
        -----------                 -----------         ----------------------
            1.1              Form of Underwriting       Previously filed as
                             Agreement Between Great    Exhibit 1.1 with
                             Northern Insured Annuity   Pre-effective amendment
                             Corporation and GNA        No. 1 to Form S-1 filed
                             Distributors, Inc.         on January 14, 1994.

            3.1              Articles of                Previously filed as
                             Incorporation of Great     Exhibit 3.1 to Form S-1
                             Northern Insured Annuity   on May 14, 1993.
                             Corporation.

            3.2              By-Laws of Great           Previously filed as
                             Northern Insured Annuity   Exhibit 3.2 to Form S-1
                             Corporation.               on May 14, 1993.

            4.1              Group Modified             Previously filed as
                             Guaranteed Annuity         Exhibit 4.1 to Form S-1
                             Contract.                  on May 14, 1993.

            4.2              Addendum to Contract or    Previously filed as
                             Certificate for Modified   Exhibit 4.2 to Form S-1
                             Guaranteed Annuity.        on May 14, 1993.

            4.3              Certificate of             Previously filed as
                             Participation.             Exhibit 4.3 to Form S-1
                                                        on May 14, 1993.

            4.4              Addendum to Modified       Previously filed as
                             Guaranteed annuity         Exhibit 4.4 to Form S-1
                             Certificate for 403(b)     on May 14, 1993.
                             Annuity.

            4.5              Addendum to Modified       Previously filed as
                             Guaranteed Annuity         Exhibit 4.5 to Form S-1
                             Certificate for            on May 14, 1993.
                             Individual Retirement
                             Annuity.

            5.               Opinion and Consent of
                             J. Neil McMurdie, Esq.,
                             Associate Counsel and
                             Assistant Vice President.

           24.1              Consent of KPMG Peat
                             Marwick LLP

           24.2              Consent of Arthur
                             Andersen LLP

           24.3              Consent of Jones &
                             Blouch L.L.P.
